June 7, 2006
Nili Shah,
Accounting Branch Chief
United States Securities Exchange Commission
100 F Street, North East
Washington, DC 20549

Re:	Glassmaster Company Form 10-KSB for the fiscal year ended August 31, 2005 Form 10-QSB for the period ended December 4 2005 and March 5, 2006 File No. 0-2331
Dear Ms. Shah:
In response to the Staff’s additional comments dated May 9, 2006, we are providing the following supplemental information. The paragraph numbers correspond to the paragraph numbers contained in your May 9, 2006 comment letter.
Form 10-KSB for the year ended August 31, 2005
Management’s Discussion and Analysis page 6
Review of Operations, page 6
3.	Comment: We have reviewed your response to comment 1 in our letter dated April 4, 2006. You indicate that a large portion of business has moved overseas. In future filings, please quantify and disclose the impact this move has had for each period presented or will have on your results of operations, financial position, and cash flows.

Response: In regard to the portion of business that has moved overseas, we will, in future filings, quantify and disclose the impact this move has had for each period presented or will have on our results of operations, financial position, and cash flows.
Liquidity and Capital Resources, page 9
4.	Comment: We note your response to prior comment 2 in your letter dated April 4, 2006. We requested the remaining amounts available under your credit lines, not the maximum amounts available under your credit lines. Based on your disclosure, we note that the maximum amounts available under your two credit lines are $2.5 million and $1.15 million. However, we also note your disclosure that you had amounts outstanding as of March 5, 2006 of $2.6 million and $0.9 million. Accordingly, please tell us and disclose in future filings, the remaining amounts available under your credit lines.

Page Two
Response: The remaining amounts available under our two credit lines as of August 31, 2005 were $29,775.98 and $200,164.83. We will disclose in future filings, the remaining amounts available under our two credit lines.

5,	Comment: We have reviewed your response to comment 4 in our letter dated April 4, 2006. We are re-issuing the first, third and fourth bullets of our original comment, given your response did not address our inquiries. That is:
•	In note 6, please clearly identify the appropriate debt as convertible.

•	Tell us how you are accounting for these various features, specifically your conversion feature and how you considered the guidance in SFAS 133, EITF 00-19, EITF 98-5 and EITF 00-27.

•	Please also provide us with a copy of your subordinate convertible debenture indentures and tell us whether this contract is a material contract that should be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-B. In this regard, it does not appear to be filed as an exhibit to your Form 10-KSB or your Form 10-QSB.
Response: In future filings, we propose to revise Note 6 as follows:
As of August 31, 2005, the Company’s convertible debt consisted of four debentures totaling $305,000. The convertible feature related to these debentures allows the holder to exchange principal for a fixed number of shares of the Company’s common stock at $1.50 per share after three years and $2.00 per share after five years. There are no other circumstances or contingencies under which the debt can be converted.
In accounting for these debentures, we considered the guidance you referenced and are providing the following supplemental information as requested in bullets 3 and 4:
•	SFAS 133 and EITF 00-19: Because the debentures allow the holder to only realize the value of the conversion feature by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash, they meet the definition of a “conventional convertible debt instrument” as discussed in EITF 00-19, and therefore, would not be required to be classified in stockholders equity.

•	EITF 98-5 and EITF 00-27: There is no beneficial conversion feature associated with the debentures since the fair market value of the Company’s stock at August 31, 2005 ($1.50 per share) is less than or equal to the conversion prices at the stated commitment dates. Therefore, no intrinsic value was required to be measured or recognized.
These debentures are material contracts that should be filed as an exhibit pursuant to Item 601 (b)(10) of Regulation S-B. We are providing you with copies of these debenture agreements.

Page Three
Item 14. Controls and Procedures, page 11
6.	Comment: We have reviewed your response to comment 5 in our letter dated April 4, 2006. However, we note these revisions have not been appropriately applied to your second quarter Form 10-QSB. Therefore, in future filings, please expressly indicate in your disclosure that the date as of when the evaluation made by your principal executive officer and principal financial officer is the date as of the end of the period covered by each report. Furthermore, please expressly disclose that, if true, your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Response: In future filings, we will expressly indicate in our disclosure that the date as of when the evaluation made by our principal executive officer and principal financial officer is the date as of the end of the period covered by each report. Furthermore, we will expressly disclose that, if true, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that our disclosure controls and procedures are also effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

7.	Comment: We have reviewed your response to comment 6 in our letter dated April 4, 2006. However, we note these revisions have not been appropriately applied to your second quarter Form 10-QSB. Therefore, in future filings, please expressly disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response: In future filings, we will expressly disclose any change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.
Certifications, page 12-14
8.	Comment: We have reviewed your response to comment 7 in our letter dated April 4, 2006. However, we note these revisions have not been appropriately applied to your second quarter Form 10-QSB. Therefore, please amend your Form 10-KSB for the year ended August 31, 2005, and your subsequent Forms 10-QSB for the quarter ended December 4, 2006 and March 5, 2006 to conform your section 302 certifications exactly to Item 601(b)(31) of Regulation S-B. Please also tell us when you will file your amended documents.

Response: We will amend our Form 10-KSB for the year ended August 31, 2005, and our subsequent Forms 10-QSB for the quarter ended December 4, 2006 and March 5, 2006 to conform our section 302 certifications exactly to Item 601(b)(31) of Regulation S-B.

Page Four
Consolidated Statement of Cash Flows, page 20
9.	Comment: We have reviewed your response to comment 8 in our letter dated April 4, 2006. In light of the materiality of this misclassification, when you amend your 2005 Form 10-KSB and your Forms 10-QSB for fiscal 2006, in response to the comment above, please restate your statement of cash flows to reflect the reclassification of the payments for the renewal fees to financing activities.

In addition, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion regarding the nonreliance of previously issued financial statements due to the error in your statement of cash flows.

Further, we remind you that when you file your amended Form 10-KSB and Forms 10-QSB, you should appropriately address the following with respect to the error in your statement of cash flows:
•	an explanatory paragraph in the reissued audit opinion,

•	full compliance with SFAS 154, paragraphs 25 and 26,

•	fully update all affected portions of the document, including MD&A,

•	updated Item 14 disclosures in Form 10-KSB and Item 3 disclosures in Forms 10-QSB should include the following:
o	a discussion of the restatement and the facts and circumstances surrounding it,

o	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

o	changes to internal controls over financial reporting, and

o	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-K.
•	updated certifications.
Response: We respectfully request that you reconsider the restatement of the statement of cash flows for the referenced filings. This would result in cash out flows of $24,613 and $12,500 being reclassified from investing activities to financing activities for the years ended December 31, 2005 and 2004, respectively. When considering the nature and amount of this misclassification in light of Staff Accounting Bulletin No. 99 (SAB), we do not believe it results in a material misstatement. As stated in the SAB: “Materiality concerns the significance of an item to users of the registrants’ financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.” The FASB, as referenced by the SAB stated:
The omission or misstatement of an item in a financial report is material if in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item
We noted that the SAB then goes on to reference the Supreme Court defining of materiality as follows:
A substantial likelihood that fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

Page Five
Consolidated Statement of Cash Flows, page 20, (continued)
Below are specific issues we ask that you consider in evaluating the materiality of this misclassification from a qualitative/quantitative perspective:
•	The misstatement was caused by a mistake and was in no means done intentionally and will be corrected on a go forward basis.

•	The misstatement did not change the nature of the total cash flows from financing or investing activities. After correction of the misstatement, the statement of cash flows for both years will still show net cash outflows for investing activities and inflows from financing activities for fiscal year 2005 and outflows for fiscal year 2004. It should be noted for the most recent fiscal year, the amount represents less than 5% of both subtotals in question from a quantitative standpoint. While the 2004 amount represents 36% of the total cash outflows from investing it would represent 6% of the restated cash outflow from financing activities. The total cash outflows from investing were $33,818 before correction while it would be $21,569 after correction. In our opinion this presents materially the same view of activity when the user is looking at $9,822,302 of assets reported on the balance sheet. In either case it represents investing activity of less than 1/2 per cent of assets. We believe the user would form the same conclusion as to our investment activity.

•	The misstatement will have no affect on the reported assets, liabilities, equity, income statement, total cash flows or cash flows from operations.

•	The misstatement had no affect on the nature of our loss or income.

•	To the best of our knowledge there are no analysts that follow us or publish expectations about us.

•	The misstatement had no affect on our profitability.

•	To the best of our knowledge the misstatement has no affect on our compliance with regulatory, covenant or other contractual requirements. The bank was fully aware of the transaction as they were the beneficiary.

•	The misstatement had no affect on management’s compensation.

•	The misstatement was in no way an attempt to conceal an unlawful transaction as the transaction was legal.

•	There was no attempt to manage earnings through the misstatement as earning are not affected.

•	The misstatement has no affect on reported segment information.
Based on the above qualitative and quantitative factors, we submit to you that the correction of the misstatement would be immaterial. We believe it is not substantially likely that a reasonable investor would consider the correction of the misstatement important. In addition, we believe it does not significantly alter the total mix of information available from the financial statements or statement of cash flows.

Page Six
Consolidated Statement of Cash Flows, page 20, (continued)
In light of the above, we also respectfully request that you reconsider requiring us to disclose the information listed under 4.02(a) of Form 8-K regarding the nonreliance of previously issued financial statements.
Note 8 — Income Taxes, page 27
10.	Comment: We have reviewed your response to comment 13 in our letter dated April 4, 2006. Please confirm you will disclose your rate reconciliation in future filings.

Response: We will disclose our rate reconciliation in future filings.

11.	Comment: We have reviewed your response to comment 14 in our letter dated April 4, 2006. In future filings, please disclose the following in your management’s discussion and analysis:
•	the reasons for the change in deferred tax asset valuation allowance.

•	why the estimated amount of the gain in South Carolina associated with your tax planning strategy changed from the prior year to the current year.

•	how you estimated the taxable gain associated with your tax planning strategy, including any assumptions that are reasonably likely to change.
Response: In future filings, we will disclose the following in our Management’s Discussion and Analysis:
•	the reasons for the change in our deferred tax asset valuation allowance.

•	why the estimated amount of the gain in South Carolina associated with our tax planning strategy changed from the prior year to the current year.

•	How we estimated the taxable gain associated with our tax planning strategy, including any assumptions that are reasonably likely to change.
12.	Comment: We have reviewed your response to comment 15 in our letter dated April 4, 2006. You refer us to Schedules A and B for the amounts and expiration dates of your NOL’s segregated by year and jurisdiction. Please provide said schedules as a correspondence file on EDGAR. In addition, please confirm you will disclose this information in future filings.

Response: We are providing Schedules A and B (see attached) reflecting the amounts and expiration dates of our NOL’s as a correspondence file on EDGAR. We will also disclose this information in future filings.

Page Seven
Note 13 — Business Segments, page 30
13.	Comment: We have reviewed your response to comment 16 in our letter dated April 4, 2006. You state that all information your chief financial officer receives is disclosed in the 10-KSB as well as the quantitative analysis and that you conform to SFAS 131 paragraphs 15 and 17. This statement does not adequately address the points listed in our comment. Therefore, we are re-issuing the original comment. Also, please tell us who your chief operating decision maker is. Refer to paragraph 12 of SFAS 131. It is unclear why your CFO, as opposed to your CEO, would be your chief operating decision maker. In addition to fully responding to our original comment, we remind you that we expect you to:
•	explain to us in detail how you have applied paragraphs 10 and 17 of SFAS 131, and

•	provide us with copies of the actual reports received by your chief operating decision maker, who may or may not be your chief financial officer.
Response: The Composites segment is under the same management as all our other industrial products. Since Composites is a segment under the Industrial products line, it conforms to SFAS 131 paragraph 17. Furthermore, our Composites segment compared to our other Industrial Product lines has similar processes, customers, methods to distribute, and materials used in those processes, therefore conforming again to SFAS 131 paragraph 17. It conforms to SFAS 131 paragraph 10 because the operating results are regularly reviewed by our CEO, and he makes decisions about resource allocation as well as assessment of its performance. The CEO is the main decision officer. A mistake was made in the last response dated May 2, 2006. He receives pertinent information via reports daily. Included is an example of the financial information the Chief Executive Officer receives (see attached).
Note 15 — Purchase of Business Assets, page 32
14.	Comment: We have reviewed your response to comment 17 in our letter dated April 4, 2006. We re-issue the second bullet of our original comment. That is, please tell us the factors you considered in concluding that no intangible assets such as trademarks, customer relations, or goodwill required recognition under paragraphs 39 and 43-45 of SFAS 141.

Response: The Company was originally in the business of manufacturing pleasure watercraft. Therefore, members of senior management have extensive experience in this area. The agreed upon purchase price to acquire certain tangible assets of Penn Craft, LLC was the result of the negotiations by the Company’s senior management to reach what they considered to be fair value based on their in-depth knowledge of the industry. The tangible assets acquired consisted primarily of forms, molds and inventory. There were no amounts in excess of the prices negotiated for these tangible assets which required allocation to goodwill. In addition, there were no trademarks or customer relationships that were included in the assets acquired.
Form 10-QSB for the period ended December 4, 2005
Management’s Discussion and Analysis, page 9
Results of Operations, page 9
15.	Comment: We note your response to prior comment 20 in our letter dated April 4, 2006, which states that there were no changes in other income and other expense on a gross basis. However, we note that other income and expense — net increased from $144 for the three months ended December, 2004, to $230 for the three months ended December 4, 2005. Further, we note that other income and expense — net increased from $144 for the three months ended March 6, 2005, to

$172 for the three months ended March 5, 2006. Accordingly, as previously requested in our letter dated April 4, 2006, and as previously agreed to in your letter dated March 10, 2003, please tell us and disclose, in future filings, the reasons for the change in other income and, separately, in other expense, from period to period.
Response: The difference in other income and expense between three months ended December 2004 and December 4, 2005 is due to rising health care costs and bank fees. In response to your comment regarding other income and expense between three months ended March 6, 2005 to March 5, 2006; the difference was due to staff additions to support anticipated growth, as well as still rising health care costs.

Page Eight
We will amend filings, as requested, after you have completed your review to ensure we have adequately addressed all issues and concerns of the SEC.
Please contact us if you have any questions.

Sincerely,

Richard E. Trewhella

Richard E. Trewhella
CFO & Treasurer
Glassmaster Company

GLASSMASTER COMPANY
Income Statement (SC Operations)
March 2006

							YTD %						Year to Date	YTD %
		% of		% of		Year to Date	of	Last Year	Last Year	% of	Last Year	% of	Last Year	of
Description	Quarter 1	Sales	Quarter 2	Sales	Period 7	Period 7	Sales	Period 7	Quarter 1	Sales	Quarter 2	Sales	Period 7	Sales

Net Sales	3,688,622	100.00%	3,489,890	100.00%	1,179,622	8,358,134	100.00%	$1,081,413	$2,869,117	100.00%	$2,792,194	100.00%	$6,742,724	100.00%
Cost of Goods Sold	3,195,485	86.63%	3,081,488	88.30%	951,551	7,228,525	86.48%	$907,146	$2,355,096	82.08%	$2,197,472	78.70%	$5,459,713	80.97%

Gross Profit	493,137	13.37%	408,402	11.70%	228,071	1,129,610	13.52%	$174,267	$514,022	17.92%	$594,722	21.30%	$1,283,011	19.03%

Selling Expenses	155,723	4.22%	183,184	5.25%	51,583	390,490	4.67%	$57,444	$173,361	6.04%	$149,663	5.36%	$380,467	5.64%
General & Administrative Expenses	92,723	2.51%	155,551	4.46%	62,041	310,315	3.71%	$31,746	$105,099	3.66%	$70,974	2.54%	$207,819	3.08%

Gross Operating Income — Combined	244,691	6.63%	69,667	2.00%	114,448	428,805	5.13%	$85,077	$235,561	8.21%	$374,085	13.40%	$694,724	10.30%

Gross Operating Income — By Division

Marine	(25,167)	-0.68%	(39,968)	-1.15%	(8,300)	(73,435)	-0.88%	$—	$—	0.00%	$—	0.00%	$—	0.00%
Reel Assembly	0	0.00%	0	0.00%	0	0	0.00%	$—	$—	0.00%	$—	0.00%	$—	0.00%
Composites	(17,001)	-0.46%	(9,925)	-0.28%	1,700	(25,226)	-0.30%	$(3,401)	$(8,696)	-0.30%	$2,295	0.08%	$(9,802)	-0.15%
Monofilament	286,859	7.78%	119,560	3.43%	121,048	527,466	6.31%	$88,479	$244,257	8.51%	$371,790	13.32%	$704,526	10.45%

Total Gross Operating Income	244,691	6.63%	69,667	2.00%	114,448	428,805	5.13%	$85,077	$235,561	8.21%	$374,085	13.40%	$694,724	10.30%

Other Expenses
Corporate Expenses	232,051	6.29%	170,758	4.89%	37,464	440,273	5.27%	$43,637	$144,736	5.04%	$139,449	4.99%	$327,822	4.86%
AMORTIZATION OF LOAN COST —	6,713	0.18%	6,713	0.19%	2,238	15,663	0.19%	$2,238	$9,475	0.33%	$6,713	0.24%	$18,425	0.27%

Total Other Expenses	238,763	6.47%	177,471	5.09%	39,702	455,936	5.45%	$45,874	$154,211	5.37%	$146,162	5.23%	$346,247	5.14%

Income From Operations	5,928	0.16%	(107,804)	-3.09%	74,746	(27,131)	-0.32%	$39,203	$81,350	2.84%	$227,923	8.16%	$348,477	5.17%

INTEREST EXPENSE —	156,077	4.23%	188,628	5.40%	54,570	399,275	4.78%	$43,409	$123,484	4.30%	$128,778	4.61%	$295,672	4.39%

Earnings Before Income Taxes	(150,150)	-4.07%	(296,432)	-8.49%	20,176	(426,406)	-5.10%	$(4,207)	$(42,134)	-1.47%	$99,145	3.55%	$52,805	0.78%

Provision For Income Taxes
FEDERAL INCOME TAX EXPENSE — CORP	0	0.00%	0	0.00%	0	0	0.00%	$—	$—	0.00%	$—	0.00%	$—	0.00%
STATE INCOME TAX EXPENSE — CORP	0	0.00%	0	0.00%	0	0	0.00%	$—	$—	0.00%	$—	0.00%	$—	0.00%
DEFERRED INCOME TAX EXPENSE — CORP	0	0.00%	0	0.00%	0	0	0.00%	$—	$—	0.00%	$—	0.00%	$—	0.00%

Total Income Tax Expense	0	0.00%	0	0.00%	0	0	0.00%	$—	$—	0.00%	$—	0.00%	$—	0.00%

Net Income	(150,150)	-4.07%	(296,432)	-8.49%	20,176	(426,406)	-5.10%	$(4,207)	$(42,134)	-1.47%	$99,145	3.55%	$52,805	0.78%

GLASSMASTER CONTROLS COMPANY
Income Statement(Controls)
March 2006

							YTD %						Year to Date	YTD %
		% of		% of		Year to Date	of	Last Year	Last Year	% of	Last Year	% of	Last Year	of
Description	Quarter 1	Sales	Quarter 2	Sales	Period 7	Period 7	Sales	Period 7	Quarter 1	Sales	Quarter 2	Sales	Period 7	Sales

Net Sales	1,615,400	100.00%	1,637,355	100.00%	538,946	3,791,701	100.00%	$450,143	1,343,874	100.00%	$1,461,595	100.00%	3,255,613	100.00%

DIRECT MATERIAL	613,942	38.01%	660,040	40.31%	231,559	1,505,541	39.71%	$150,797	443,907	33.03%	$520,236	35.59%	1,114,940	34.25%
DIRECT LABOR	214,031	13.25%	204,102	12.47%	65,464	483,597	12.75%	$58,655	186,767	13.90%	$190,338	13.02%	435,760	13.38%
VARIABLE MFG EXPENSE	296,036	18.33%	294,678	18.00%	109,307	700,021	18.46%	$94,182	307,998	22.92%	$272,238	18.63%	674,418	20.72%

Total Variable Expense	1,124,008	69.58%	1,158,819	70.77%	406,330	2,689,158	70.92%	$303,633	938,672	69.85%	$982,813	67.24%	2,225,118	68.35%

Contribution Margin	491,391	30.42%	478,535	29.23%	132,616	1,102,542	29.08%	$146,510	405,203	30.15%	$478,782	32.76%	1,030,495	31.65%

FIXED MFG EXPENSE	265,946	16.46%	269,368	16.45%	86,249	621,563	16.39%	$83,164	277,788	20.67%	$252,935	17.31%	613,887	18.86%

Gross Margin	225,445	13.96%	209,168	12.77%	46,367	480,980	12.69%	$63,346	127,415	9.48%	$225,847	15.45%	416,608	12.80%

SELLING EXPENSES	50,196	3.11%	32,984	2.01%	14,490	97,670	2.58%	$9,611	49,619	3.69%	$45,616	3.12%	104,846	3.22%
GENERAL & ADMIN EXP	104,357	6.46%	115,379	7.05%	32,940	252,676	6.66%	$31,104	107,227	7.98%	$110,893	7.59%	249,224	7.66%

Total Selling & Administrative Expense	154,553	9.57%	148,363	9.06%	47,430	350,346	9.24%	$40,715	156,846	11.67%	$156,509	10.71%	354,070	10.88%

Gross Operating Income	70,892	4.39%	60,804	3.71%	(1,063)	130,634	3.45%	$22,631	(29,432)	-2.19%	$69,338	4.74%	62,537	1.92%

TOOL SALES	4,949	0.31%	0	0.00%	0	4,949	0.13%	$—	17,780	1.32%	$—	0.00%	17,780	0.55%
TOOL EXPENSE	(460)	-0.03%	(4,150)	-0.25%	0	(4,610)	-0.12%	$(7,366)	(12,647)	-0.94%	$(9,697)	-0.66%	(29,710)	-0.91%
MISC INCOME	5,835	0.36%	10,244	0.63%	660	16,739	0.44%	$2,093	6,341	0.47%	$13,648	0.93%	22,083	0.68%
MICHIGAN SINGLE BUSINESS TAX	(1,050)	-0.06%	(1,050)	-0.06%	(350)	(2,450)	-0.06%	$(350)	(1,200)	-0.09%	$(1,559)	-0.11%	(3,109)	-0.10%
BONUS	0	0.00%	0	0.00%	0	0	0.00%	$—	0	0.00%	$—	0.00%	0	0.00%

Total Other Income and (Expense)	9,274	0.57%	5,044	0.31%	310	14,627	0.39%	$(5,623)	10,274	0.76%	$2,392	0.16%	7,044	0.22%

Income From Operations	80,166	4.96%	65,848	4.02%	(753)	145,261	3.83%	$17,008	(19,157)	-1.43%	$71,730	4.91%	69,581	2.14%

INTEREST EXPENSE	28,900	1.79%	29,638	1.81%	8,240	66,778	1.76%	$6,468	16,270	1.21%	$18,125	1.24%	40,863	1.26%

Earnings Before Income Taxes	51,266	3.17%	36,210	2.21%	(8,993)	78,483	2.07%	$10,540	(35,427)	-2.64%	$53,606	3.67%	28,718	0.88%

FEDERAL INCOME TAX	0	0.00%	0	0.00%	0	0	0.00%	$—	0	0.00%	$—	0.00%	0	0.00%

Net Income	51,266	3.17%	36,210	2.21%	(8,993)	78,483	2.07%	$10,540	(35,427)	-2.64%	$53,606	3.67%	28,718	0.88%

GLASSMASTER CONTROLS COMPANY
ACTUAL RESULTS
FISCAL YEAR ENDING 8-31-06

													YTD August
	September	October	November	December	January	February	March	April	May	June	July	August	2005

NET PRODUCT SALES	$515,780	$525,470	$574,151	$480,785	$494,850	$661,720	$538,946						$3,791,701
													$0
DIRECT MATERIAL	$191,523	$208,117	$214,302	$198,823	$179,276	$281,941	$231,559						$1,505,541
DIRECT LABOR	$66,731	$69,452	$77,848	$61,712	$64,597	$77,792	$65,464						$483,597
VARIABLE MFG EXPENSE	$93,617	$101,587	$100,832	$90,731	$94,862	$109,085	$109,307						$700,021
TOTAL VARIABLE COST	$351,870	$379,156	$392,982	$351,266	$338,735	$468,818	$406,330	$0	$0	$0	$0	$0	$2,689,158
													$0

CONTRIBUTION MARGIN	$163,909	$146,314	$181,168	$129,519	$156,115	$192,901	$132,616	$0	$0	$0	$0	$0	$1,102,542
													$0
FIXED MFG EXPENSE	$91,684	$84,390	$89,872	$91,469	$81,811	$96,088	$86,249						$621,563
													$0

GROSS MARGIN	$72,225	$61,924	$91,296	$38,050	$74,304	$96,813	$46,367	$0	$0	$0	$0	$0	$480,980
													$0
SELLING EXPENSES	$16,233	$15,366	$18,597	$12,785	$14,441	$5,758	$14,490						$97,670
GENERAL & ADMIN EXP	$39,676	$28,763	$35,918	$33,009	$37,038	$45,332	$32,940	$0	$0	$0	$0	$0	$252,676

TOTAL GENERAL & SELLING EXP	$55,909	$44,129	$54,515	$45,794	$51,479	$51,090	$47,430						$350,346

													$0
OPERATING PROFIT (LOSS)	$16,316	$17,795	$36,781	($7,744)	$22,826	$45,723	($1,063)	$0	$0	$0	$0	$0	$130,634
													$0
TOOL SALES	$3,674	$1,275	$0	$0	$0	$0	$0						$4,949
TOOL EXPENSE	($460)	$0	$0	($3,750)	($400)	$0	$0						($4,610)
MISC INCOME	($680)	$1,243	$5,272	$2,060	$129	$8,055	$660						$16,739
MICHIGAN SINGLE BUSINESS TAX	($350)	($350)	($350)	($350)	($350)	($350)	($350)						($2,450)
BONUS			$0										$0

OTHER INCOME (EXPENSE)	$2,184	$2,168	$4,922	($2,041)	($621)	$7,705	$310	$0	$0	$0	$0	$0	$14,627
													$0
INCOME FROM OPERATIONS	$18,500	$19,963	$41,703	($9,784)	$22,204	$53,428	($753)	$0	$0	$0	$0	$0	$145,261
													$0
INTEREST EXPENSE	$9,600	$8,258	$11,042	$8,425	$9,940	$11,273	$8,240						$66,778
													$0

EARNINGS BEFORE INCOME TAXES	$8,900	$11,705	$30,661	($18,209)	$12,264	$42,155	($8,993)	$0	$0	$0	$0	$0	$78,483
													$0
FEDERAL INCOME TAX	$0	$0	$0										$0
													$0
NET INCOME (LOSS)	$8,900	$11,705	$30,661	($18,209)	$12,264	$42,155	($8,993)	$0	$0	$0	$0	$0	$78,483

GLASSMASTER CONTROLS COMPANY
ACTUAL RESULTS
FISCAL YEAR ENDING 8-31-05

													YTD August
	September	October	November	December	January	February	March	April	May	June	July	August	2005

NET PRODUCT SALES	$421,699	$398,210	$523,965	$370,340	$436,087	$655,168	$450,143	$464,287	$582,234	$485,118	$439,525	$541,317	$5,768,095
			$0										$0
DIRECT MATERIAL	$134,365	$132,082	$177,460	$117,629	$154,869	$247,739	$150,797	$173,802	$224,794	$172,509	$161,382	$202,130	$2,049,557
DIRECT LABOR	$60,706	$54,028	$72,033	$51,297	$58,864	$80,177	$58,655	$58,588	$70,799	$58,386	$58,894	$69,486	$751,914
VARIABLE MFG EXPENSE	$100,817	$97,108	$110,073	$71,544	$86,778	$113,916	$94,182	$86,344	$120,282	$93,468	$90,789	$87,795	$1,153,096
TOTAL VARIABLE COST	$295,887	$283,217	$359,567	$240,470	$300,510	$441,833	$303,633	$318,735	$415,875	$324,363	$311,066	$359,411	$3,954,567
			$0										$0

CONTRIBUTION MARGIN	$125,812	$114,992	$164,398	$129,870	$135,577	$213,336	$146,510	$145,552	$166,360	$160,756	$128,460	$181,906	$1,813,528
			$0										$0
FIXED MFG EXPENSE	$95,262	$85,481	$97,045	$75,287	$80,914	$96,735	$83,164	$84,572	$97,574	$83,081	$71,285	$75,228	$1,025,628
			$0										$0

GROSS MARGIN	$30,550	$29,512	$67,353	$54,583	$54,663	$116,601	$63,346	$60,980	$68,786	$77,674	$57,175	$106,668	$787,891
			$0										$0
SELLING EXPENSES	$14,788	$15,249	$19,582	$11,922	$16,174	$17,520	$9,611	$12,622	$18,780	$15,311	$15,314	$17,671	$184,544
GENERAL & ADMIN EXP	$36,302	$34,156	$36,770	$29,632	$29,797	$51,464	$31,104	$33,659	$35,184	$30,537	$28,699	$21,072	$398,376

TOTAL GENERAL & SELLING EXP	$51,090	$49,405	$56,352	$41,554	$45,971	$68,984	$40,715	$46,281	$53,964	$45,848	$44,013	$38,743	$582,920

			$0										$0
OPERATING PROFIT (LOSS)	($20,540)	($19,893)	$11,001	$13,030	$8,692	$47,617	$22,631	$14,698	$14,822	$31,826	$13,162	$67,934	$204,980
			$0										$0
TOOL SALES	$5,875	$0	$11,905	$0	$0	$0	$0	$0	$0	$0	$0	$0	$17,780
TOOL EXPENSE	($7,349)	($2,649)	($2,649)	($2,649)	($4,399)	($2,649)	($7,366)	($5,049)	($2,649)	($3,449)	($2,651)	($3,840)	($47,347)
MISC INCOME	$41	$2,399	$3,901	$1,910	$4,966	$6,772	$2,093	$6,512	$5,263	$5,258	($48)	$7,932	$47,000
MICHIGAN SINGLE BUSINESS TAX	$0	($600)	($600)			($1,559)	($350)	($350)	($350)	($350)	($350)	($350)	($4,859)
BONUS	$0	$0	$0										$0

OTHER INCOME (EXPENSE)	($1,433)	($850)	$12,557	($739)	$567	$2,564	($5,623)	$1,113	$2,264	$1,460	($3,049)	$3,742	$12,574
													$0
INCOME FROM OPERATIONS	($21,973)	($20,742)	$23,558	$12,291	$9,259	$50,180	$17,008	$15,811	$17,086	$33,286	$10,114	$71,676	$217,554
													$0
INTEREST EXPENSE	$5,013	$4,950	$6,307	$6,225	$5,201	$6,699	$6,468	$9,561	$9,616	$7,611	$7,161	$7,213	$82,026
													$0

EARNINGS BEFORE INCOME TAXES	($26,986)	($25,692)	$17,251	$6,066	$4,058	$43,482	$10,540	$6,250	$7,469	$25,675	$2,952	$64,463	$135,528
													$0
FEDERAL INCOME TAX	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
													$0
NET INCOME (LOSS)	($26,986)	($25,692)	$17,251	$6,066	$4,058	$43,482	$10,540	$6,250	$7,469	$25,675	$2,952	$64,463	$135,528

GLASSMASTER CONTROLS COMPANY
ACTUAL RESULTS
FISCAL YEAR ENDING 8-31-04

													YTD August
	September	October	November	December	January	February	March	April	May	June	July	August	2004

NET PRODUCT SALES	$367,697	$489,852	$660,514	$442,129	$397,190	$654,043	$482,249	$520,500	$692,187	$398,309	$353,501	$569,573	$6,027,744

DIRECT MATERIAL	$146,917	$206,098	$247,011	$169,487	$157,590	$264,588	$175,624	$222,498	$274,214	$129,205	$111,526	$166,204	$2,270,964
DIRECT LABOR	$44,305	$52,703	$62,053	$46,797	$51,238	$71,404	$62,489	$59,221	$78,775	$52,353	$53,394	$70,233	$704,963
VARIABLE MFG EXPENSE	$106,167	$68,415	$108,001	$69,584	$93,854	$104,738	$116,103	$92,671	$125,425	$105,100	$77,942	$101,738	$1,169,737
TOTAL VARIABLE COST	$297,389	$327,216	$417,065	$285,868	$302,682	$440,731	$354,216	$374,390	$478,414	$286,658	$242,862	$338,175	$4,145,665

CONTRIBUTION MARGIN	$70,308	$162,637	$243,449	$156,261	$94,508	$213,313	$128,033	$146,111	$213,773	$111,651	$110,639	$231,398	$1,882,079

FIXED MFG EXPENSE	$74,405	$65,998	$82,893	$78,846	$85,600	$99,503	$90,877	$92,529	$96,743	$88,536	$86,445	$46,642	$989,017

GROSS MARGIN	$(4,097)	$96,638	$160,556	$77,415	$8,908	$113,809	$37,156	$53,582	$117,029	$23,115	$24,194	$184,756	$893,062

SELLING EXPENSES	$8,531	$16,864	$16,896	$14,390	$10,730	$20,096	$7,606	$12,223	$17,602	$13,513	$10,933	$21,423	$170,807
GENERAL & ADMIN EXP	$29,807	$27,780	$34,054	$31,122	$34,875	$35,432	$31,498	$30,349	$35,597	$32,022	$29,748	$14,957	$367,241

TOTAL GENERAL & SELLING EXP	$38,338	$44,644	$50,950	$45,512	$45,605	$55,528	$39,104	$42,572	$53,199	$45,535	$40,681	$36,380	$538,048

OPERATING PROFIT (LOSS)	$(42,435)	$51,994	$109,607	$31,903	$(36,697)	$58,281	$(1,947)	$11,010	$63,830	$(22,420)	($16,486)	$148,375	$355,014

TOOL SALES	$0	$0	$0	$2,995	$875	$18,258				$36,517			$58,645
TOOL EXPENSE	$0	$0	$0	($2,695)	($750)	($16,879)				($8,374)			($28,699)
MISC INCOME	$4,272	$8,761	$1,036	$1,850	$4,505	$5,189	$5,392	$4,702	$7,227	$6,508	$4,090	$3,103	$56,638
MICHIGAN SINGLE BUSINESS TAX	$0	$0	$0	($410)	$0	$0	$0		($2,013)	($2,340)		($780)	($5,543)
BONUS	$0	$0	$0	$0									$0

OTHER INCOME (EXPENSE)	$4,272	$8,761	$1,036	$1,740	$4,630	$6,568	$5,392	$4,702	$5,214	$32,311	$4,090	$2,323	$81,041

INCOME FROM OPERATIONS	($38,163)	$60,755	$110,643	$33,643	($32,067)	$64,849	$3,445	$15,712	$69,045	$9,890	($12,396)	$150,698	$436,055

INTEREST EXPENSE	$7,659	$4,630	$11,755	$6,807	$5,782	$9,948	$6,671	$6,961	$6,721	$5,517	$5,810	$7,872	$86,132

EARNINGS BEFORE INCOME TAXES	($45,822)	$56,125	$98,888	$26,837	($37,849)	$54,902	($3,226)	$8,752	$62,323	$4,373	($18,206)	$142,826	$349,923

FEDERAL INCOME TAX	$0	$0	$0	$0	$0	$0	$0						$0

NET INCOME (LOSS)	($45,822)	$56,125	$98,888	$26,837	($37,849)	$54,902	($3,226)	$8,752	$62,323	$4,373	($18,206)	$142,826	$349,923

GLASSMASTER CONTROLS COMPANY
ACTUAL RESULTS
FISCAL YEAR ENDING 8-31-03

													YTD August	YTD August	YTD August	YTD August	YTD August	YTD August	YTD August
	September	October	November	December	January	February	March	April	May	June	July	August	2003	2002	2001	2000	1999	1998	1997	YTD 1996	YTD 1995	YTD 1994	YTD 1993	YTD 1992

NET PRODUCT SALES	$325,307	$560,327	$543,428	$385,092	$497,513	$718,580	$499,754	$446,494	$540,343	$482,342	$365,243	$554,318	$5,918,741	$5,948,873	$6,186,020	$5,706,536	$6,461,686	$6,367,562	$5,195,172	$4,845,282	$5,098,510	$4,079,942	$3,714,496	$2,861,171

DIRECT MATERIAL	$138,037	$253,056	$240,155	$179,613	$234,539	$308,314	$205,962	$166,820	$210,364	$195,826	$142,627	$230,732	$2,506,045	$2,505,765	$2,569,039	$1,789,820	$2,202,118	$2,278,262	$1,901,674	$1,825,821	$1,925,815	$1,450,310	$1,254,523	$995,508
DIRECT LABOR	$39,984	$53,073	$59,270	$41,405	$50,032	$71,250	$52,954	$47,512	$59,523	$50,577	$41,510	$64,209	$631,299	$671,172	$738,504	$683,500	$725,224	$694,190	$600,493	$554,634	$551,142	$393,662	$362,516	$251,791
VARIABLE MFG EXPENSE	$82,360	$81,824	$90,358	$72,146	$87,102	$117,637	$92,216	$86,557	$98,048	$91,934	$63,873	$117,204	$1,081,259	$1,106,631	$1,335,058	$1,428,462	$1,275,162	$1,139,113	$941,544	$826,532	$922,317	$734,551	$711,672	$539,974
TOTAL VARIABLE COST	$260,381	$387,953	$389,783	$293,164	$371,673	$497,201	$351,132	$300,889	$367,935	$338,337	$248,010	$412,145	$4,218,603	$4,283,568	$4,642,601	$3,901,783	$4,202,505	$4,111,565	$3,443,711	$3,206,986	$3,399,275	$2,578,524	$2,328,710	$1,787,273

CONTRIBUTION MARGIN	$64,926	$172,374	$153,645	$91,928	$125,840	$221,379	$148,622	$145,605	$172,408	$144,005	$117,233	$142,173	$1,700,138	$1,665,306	$1,543,420	$1,804,753	$2,259,182	$2,255,998	$1,751,462	$1,638,295	$1,699,235	$1,501,419	$1,385,786	$1,073,897

FIXED MFG EXPENSE	$73,339	$82,517	$87,220	$86,660	$85,146	$97,933	$82,436	$79,779	$87,186	$83,400	$81,139	$38,631	$965,386	$1,041,245	$1,238,658	$1,194,015	$1,142,702	$1,171,243	$852,680	$823,951	$898,224	$671,703	$596,900	$539,054

GROSS MARGIN	($8,413)	$89,857	$66,425	$5,268	$40,694	$123,446	$66,186	$65,826	$85,222	$60,605	$36,094	$103,542	$734,752	$624,061	$304,761	$610,738	$1,116,479	$1,084,755	$898,781	$814,344	$801,011	$829,716	$788,886	$534,844

SELLING EXPENSES	$14,886	$12,919	$14,837	$11,352	$14,905	$14,905	$18,607	$16,316	$14,038	$11,914	$7,978	$13,789	$166,446	$181,624	$225,459	$238,081	$264,936	$267,737	$212,896	$197,109	$195,327	$157,646	$132,311	$97,934
GENERAL & ADMIN EXP	$23,265	$25,582	$27,992	$26,240	$28,724	$38,810	$26,820	$23,949	$33,636	$28,464	$27,281	$39,345	$350,108	$400,920	$442,494	$404,995	$426,697	$353,243	$328,376	$340,467	$414,445	$332,704	$307,290	$261,171

TOTAL GENERAL & SELLING EXP	$38,151	$38,501	$42,829	$37,592	$43,629	$53,715	$45,427	$40,265	$47,674	$40,378	$35,259	$53,134	$516,554	$582,544	$667,953	$643,076	$691,633	$620,980	$541,272	$537,577	$609,772	$490,350	$439,601	$359,105

OPERATING PROFIT (LOSS)	($46,564)	$51,356	$23,596	($32,324)	($2,935)	$69,731	$20,759	$25,561	$37,548	$20,227	$835	$50,408	$218,198	$41,516	($363,191)	($32,338)	$424,847	$463,775	$357,509	$276,767	$191,239	$339,366	$349,285	$175,739

TOOL SALES	$0	$1,775	$1,500	$5,525	$1,350	$0	$0	$1,200	$0	$0	$0	$1,450	$12,800	$81,382	$84,559	$158,305	$24,630	$17,665	$67,970	$22,120	$77,152	$21,760	$7,470	$65,794
TOOL EXPENSE	$0	($1,680)	($1,496)	($2,290)	($1,594)	$0	$0	($1,200)	$0	$0	$0	$0	($8,260)	($31,046)	($74,685)	($92,342)	($20,413)	($16,940)	($50,128)	$(18,727)	($27,010)	($11,340)	($4,300)	($63,320)
MISC INCOME	$310	$6,148	$1,194	$1,827	($2,454)	$2,956	$4,842	($2,023)	$12,349	$8,904	$3,911	$7,230	$45,194	$31,414	$28,905	$106,849	$12,739	$17,138	$17,779	$12,719	$18,552	$4,939	$2,957	($663)
MICHIGAN SINGLE BUSINESS TAX	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0		($3,421)	($3,421)	$0	($6,300)	($19,377)	($18,000)	($47,700)	($35,000)	$(3,400)	($22,500)	($24,039)	($34,448)	($22,135)
BONUS	$0	$0	$0	$0	$0	$0	$0	$0	$0				$0	$0	$0	$0	($26,400)	($16,500)	($21,400)	$(13,500)	($8,000)	($30,800)	$0	$0

OTHER INCOME (EXPENSE)	$310	$6,243	$1,198	$5,062	($2,698)	$2,956	$4,842	($2,023)	$12,349	$8,904	$3,911	$5,259	$46,313	$81,749	$32,479	$153,435	($27,444)	($29,682)	($20,779)	($787)	($13,581)	($39,081)	($32,234)	($20,325)

INCOME FROM OPERATIONS	($46,254)	$57,599	$24,794	($27,262)	($5,633)	$72,687	$25,601	$23,538	$49,897	$29,131	$4,746	$55,667	$264,511	$123,266	($330,712)	$121,097	$397,403	$434,093	$336,731	$275,980	$177,658	$300,285	$317,051	$155,414

INTEREST EXPENSE	$9,706	$8,601	$11,410	$9,058	$8,564	$11,221	$8,813	$8,276	$10,754	$9,025	$7,544	$5,074	$108,046	$134,174	$161,576	$115,773	$90,366	$105,437	$107,032	$112,867	$102,061	$24,554	$28,065	$63,263

EARNINGS BEFORE INCOME TAXES	($55,960)	$48,998	$13,384	($36,320)	($14,197)	$61,466	$16,788	$15,262	$39,143	$20,106	($2,798)	$50,593	$156,465	($10,908)	($492,289)	$5,324	$307,036	$328,655	$229,699	$163,113	$75,597	$275,732	$288,986	$92,151

FEDERAL INCOME TAX	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1,500	$104,400	$111,700	$78,100	$45,000	$25,700	$94,000

NET INCOME (LOSS)	($55,960)	$48,998	$13,384	($36,320)	($14,197)	$61,466	$16,788	$15,262	$39,143	$20,106	($2,798)	$50,593	$156,465	($10,908)	($492,289)	$3,824	$202,636	$216,955	$151,599	$118,113	$49,897	$181,732	$288,986	$92,151

GLASSMASTER CONTROLS COMPANY
ACTUAL RESULTS
FISCAL YEAR ENDING 8-31-02

													YTD August
	September	October	November	December	January	February	March	April	May	June	July	August	2002

NET PRODUCT SALES	$335,321	$507,558	$594,582	$495,631	$456,417	$636,453	$405,488	$330,780	$608,225	$479,186	$435,294	$663,938	$5,948,873

DIRECT MATERIAL	$111,059	$187,674	$226,862	$240,680	$206,273	$308,541	$185,097	$114,031	$246,963	$188,086	$185,183	$305,316	$2,505,765
DIRECT LABOR	$51,244	$66,533	$68,592	$50,548	$52,819	$62,820	$43,434	$43,332	$63,273	$59,308	$43,088	$66,180	$671,172
VARIABLE MFG EXPENSE	$102,802	$104,148	$134,358	$89,364	$80,914	$89,583	$73,630	$73,579	$91,673	$96,846	$83,432	$86,302	$1,106,631
TOTAL VARIABLE COST	$265,105	$358,355	$429,812	$380,592	$340,006	$460,944	$302,162	$230,943	$401,909	$344,240	$311,703	$457,798	$4,283,568

CONTRIBUTION MARGIN	$70,217	$149,203	$164,770	$115,039	$116,411	$175,509	$103,326	$99,837	$206,316	$134,946	$123,591	$206,140	$1,665,306

FIXED MFG EXPENSE	$95,747	$91,904	$96,141	$91,473	$85,052	$87,538	$77,735	$74,566	$69,810	$71,983	$70,539	$128,758	$1,041,245

GROSS MARGIN	($25,530)	$57,299	$68,629	$23,566	$31,359	$87,971	$25,591	$25,271	$136,507	$62,963	$53,052	$77,382	$624,061

SELLING EXPENSES	$12,285	$17,011	$16,744	$16,706	$14,885	$13,841	$14,787	$11,832	$17,200	$11,935	$13,252	$21,146	$181,624
GENERAL & ADMIN EXP	$31,373	$31,282	$37,359	$29,801	$27,488	$36,434	$27,264	$32,768	$36,485	$31,325	$33,623	$45,720	$400,920

TOTAL GENERAL & SELLING EXP	$43,658	$48,293	$54,103	$46,507	$42,373	$50,275	$42,051	$44,600	$53,685	$43,260	$46,875	$66,866	$582,544

OPERATING PROFIT (LOSS)	($69,188)	$9,007	$14,527	($22,941)	($11,014)	$37,696	($16,460)	($19,328)	$82,822	$19,703	$6,177	$10,517	$41,516

TOOL SALES	$32,625	$11,258	$0	$0	$0	$20,225	$0	$3,145	$4,750	$2,280	$399	$6,700	$81,382
TOOL EXPENSE	($5,367)	($11,133)	$0	$0	$0	($475)	$750	($2,510)	($3,552)	($2,260)	($399)	($6,100)	($31,046)
MISC INCOME	$812	$118	$11,357	$1,826	($524)	$1,789	($416)	($819)	$11,009	$611	$857	$4,794	$31,414
MICHIGAN SINGLE BUSINESS TAX	$0	$0	$0	$0	$0	$0	$0	$0	$0				$0
BONUS	$0	$0	$0	$0									$0

OTHER INCOME (EXPENSE)	$28,070	$243	$11,357	$1,826	($524)	$21,539	$334	($184)	$12,207	$631	$857	$5,394	$81,749

INCOME FROM OPERATIONS	($41,117)	$9,249	$25,884	($21,115)	($11,538)	$59,234	($16,126)	($19,512)	$95,029	$20,334	$7,034	$15,911	$123,266

INTEREST EXPENSE	$12,064	$10,819	$11,730	$12,257	$10,281	$13,299	$9,674	$9,731	$13,971	$9,551	$9,861	$10,937	$134,174

EARNINGS BEFORE INCOME TAXES	($53,182)	($1,570)	$14,154	($33,372)	($21,819)	$45,936	($25,800)	($29,243)	$81,058	$10,783	($2,827)	$4,974	($10,908)

FEDERAL INCOME TAX	$0	$0	$0	$0									$0

NET INCOME (LOSS)	($53,182)	($1,570)	$14,154	($33,372)	($21,819)	$45,936	($25,800)	($29,243)	$81,058	$10,783	($2,827)	$4,974	($10,908)

GLASSMASTER CONTROLS BUDGET
FISCAL YEAR ENDING 8-31-02

													YTD August	YTD August	YTD August	YTD August	YTD August	YTD August	YTD August
	September	October	November	December	January	February	March	April	May	June	July	August	2002	2001	2000	1999	1998	1997	1996

NET PRODUCT SALES														$6,495,637	$7,167,850	$6,729,075	$5,980,000	$4,500,000	4845282

DIRECT MATERIAL														$2,208,517	$2,652,105	$2,422,467	$2,212,290	$1,665,000	1825821
DIRECT LABOR														$709,973	$783,446	$735,487	$653,524	$472,948	554634
VARIABLE MFG EXPENSE														$1,274,444	$1,306,209	$1,166,947	$1,021,512	$833,523	826532
TOTAL VARIABLE COST														$4,192,934	$4,741,759	$4,324,901	$3,887,326	$2,971,471	3206987

CONTRIBUTION MARGIN														$2,302,703	$2,426,091	$2,404,174	$2,092,674	$1,528,529	1638295

FIXED MFG EXPENSE														$1,168,837	$1,226,376	$1,214,971	$1,136,879	$768,912	823951

GROSS MARGIN														$1,133,866	$1,199,715	$1,189,203	$955,795	$759,617	814344

SELLING EXPENSES														$259,825	$272,378	$252,869	$239,167	$175,450	197109
GENERAL & ADMIN EXP														$378,696	$419,037	$364,065	$332,448	$342,929	340467

TOTAL GENERAL & SELLING EXP														$638,521	$691,415	$616,934	$571,615	$518,379	537576

OPERATING PROFIT (LOSS)														$495,345	$508,299	$572,269	$384,180	$241,238	276768

TOOL SALES														$0	$0	$0	$0	$0	22120
TOOL EXPENSE														$0	$0	$0	$0	$0	-18727
MISC INCOME														$0	$0	$0	$0	$0	12719
MICHIGAN SINGLE BUSINESS TAX														$(28,581)	$(28,846)	$(59,830)	$(52,617)	$(39,600)	-34000
BONUS														$0	$0	$0	$0	$0	-13500

OTHER INCOME (EXPENSE)														$(28,581)	$(28,846)	$(59,830)	$(52,617)	$(39,600)	$31,388

Income From Operations														$466,764	$479,453	$512,439	$331,563	$201,638	245380

INTEREST EXPENSE														$140,000	$111,760	$111,320	$110,000	$112,400	112867

EARNINGS BEFORE INCOME TAXES														$326,764	$367,693	$401,119	$221,563	$89,238	132513

FEDERAL INCOME TAX														$111,100	$125,016	$140,305	$75,049	$30,341	$45,000

NET INCOME (LOSS)														$215,665	$242,678	$260,814	$146,514	$58,897	87513

GLASSMASTER CONTROLS COMPANY
ACTUAL RESULTS
FISCAL YEAR ENDING 8-31-01

													YTD August
	September	October	November	December	January	February	March	April	May	June	July	August	2001

NET PRODUCT SALES	$435,316	$444,829	$512,844	$365,769	$515,939	$623,623	$507,634	$422,715	$592,043	$501,491	$433,931	$829,886	$6,186,020

DIRECT MATERIAL	$144,812	$128,754	$162,792	$134,267	$174,936	$239,485	$202,839	$169,529	$224,597	$197,091	$151,678	$638,260	$2,569,039
DIRECT LABOR	$51,520	$53,946	$67,280	$45,898	$49,228	$72,822	$64,414	$55,396	$63,437	$61,236	$59,937	$93,391	$738,504
VARIABLE MFG EXPENSE	$102,884	$94,800	$139,774	$83,238	$109,239	$100,832	$107,527	$90,619	$125,809	$110,363	$117,063	$152,909	$1,335,058
TOTAL VARIABLE COST	$299,216	$277,500	$369,846	$263,402	$333,404	$413,139	$374,781	$315,543	$413,843	$368,690	$328,678	$884,560	$4,642,601

CONTRIBUTION MARGIN	$136,100	$167,329	$142,998	$102,367	$182,535	$210,484	$132,854	$107,172	$178,200	$132,801	$105,253	$(54,673)	$1,543,420

FIXED MFG EXPENSE	$93,752	$103,160	$105,150	$101,484	$101,740	$98,918	$84,140	$87,826	$99,528	$100,673	$93,380	$168,906	$1,238,658

GROSS MARGIN	$42,348	$64,169	$37,848	$882	$80,796	$111,566	$48,713	$19,346	$78,672	$32,128	$11,873	$(223,579)	$304,761

SELLING EXPENSES	$15,130	$22,218	$21,191	$14,022	$23,387	$24,416	$16,361	$12,393	$20,168	$14,156	$14,099	$27,918	$225,459
GENERAL & ADMIN EXP	$23,568	$30,505	$36,345	$25,911	$27,479	$29,646	$25,624	$29,041	$39,491	$33,115	$29,911	$111,858	$442,494

TOTAL GENERAL & SELLING EXP	$38,698	$52,723	$57,536	$39,933	$50,866	$54,062	$41,985	$41,434	$59,659	$47,271	$44,010	$139,777	$667,953

OPERATING PROFIT (LOSS)	$3,649	$11,446	$(19,688)	$(39,051)	$29,929	$57,505	$6,728	$(22,088)	$19,013	$(15,143)	$(32,137)	$(363,356)	$(363,191)

TOOL SALES	$0	$0	$9,590	$15,800	$4,510	$2,636	$6,518	$450	$650	$525	$23,200	$20,680	$84,559
TOOL EXPENSE	$0	$0	$(9,590)	$(14,200)	$(4,510)	$(2,636)	$(6,395)	$(450)	$(650)	$(525)	$(15,076)	$(20,654)	$(74,685)
MISC INCOME	$799	$7	$629	$(321)	$767	$213	$2,888	$439	$1,073	$932	$5,846	$15,633	$28,905
MICHIGAN SINGLE BUSINESS TAX	$(2,000)	$(2,300)	$(2,600)	$(2,200)	$(2,200)	$(3,000)	$(2,300)	$(2,200)	$17,000	$0	$0	$(4,500)	$(6,300)
BONUS	$0	$0	$0	$0									$0

OTHER INCOME (EXPENSE)	$(1,201)	$(2,293)	$(1,971)	$(921)	$(1,433)	$(2,787)	$712	$(1,761)	$18,073	$932	$13,970	$11,159	$32,479

INCOME FROM OPERATIONS	$2,449	$9,154	$(21,659)	$(39,972)	$28,497	$54,718	$7,440	$(23,849)	$37,086	$(14,211)	$(18,167)	$(352,197)	$(330,712)

INTEREST EXPENSE	$12,399	$11,976	$14,366	$12,760	$12,110	$17,560	$13,672	$13,158	$15,902	$11,847	$10,129	$15,699	$161,576

EARNINGS BEFORE INCOME TAXES	$(9,951)	$(2,822)	$(36,025)	$(52,731)	$16,387	$37,158	$(6,232)	$(37,007)	$21,184	$(26,058)	$(28,297)	$(367,895)	$(492,289)

FEDERAL INCOME TAX	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

NET INCOME (LOSS)	$(9,951)	$(2,822)	$(36,025)	$(52,731)	$16,387	$37,158	$(6,232)	$(37,007)	$21,184	$(26,058)	$(28,297)	$(367,895)	$(492,289)

Period 1	Period 2	Period 3	Period 4	Period 5	Period 6	Period 7	Period 8	Period 9	Period 10	Period 11	Period 12

$1,090,763	$1,223,452	$1,374,407	$934,910	$1,068,976	$1,486,003	$1,179,622	$0	$0	$0	$0	$0
$1,036,425	$1,014,773	$1,144,287	$953,614	$927,118	$1,200,756	$951,551	$0	$0	$0	$0	$0

$54,338	$208,680	$230,120	$(18,704)	$141,858	$285,247	$228,071	$0	$0	$0	$0	$0

$44,490	$60,067	$51,166	$54,620	$52,367	$76,197	$51,583	$0	$0	$0	$0	$0
$32,552	$27,101	$33,070	$44,202	$55,705	$55,643	$62,041	$0	$0	$0	$0	$0

$(22,704)	$121,511	$145,884	$(117,527)	$33,786	$153,408	$114,448	$0	$0	$0	$0	$0

$(20,098)	$(5,916)	$847	$(17,336)	$(23,483)	$851	$(8,300)	$0	$0	$0	$0	$0
$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
$(1,529)	$(8,775)	$(6,696)	$(2,234)	$(2,149)	$(5,542)	$1,700	$0	$0	$0	$0	$0
$(1,077)	$136,202	$151,733	$(97,957)	$59,418	$158,098	$121,048	$0	$0	$0	$0	$0

($22,704)	$121,511	$145,884	$(117,527)	$33,786	$153,408	$114,448	$0	$0	$0	$0	$0

$63,165	$62,408	$106,477	$44,908	$58,716	$67,134	$37,464	$0	$0	$0	$0	$0
$2,238	$2,238	$2,238	$2,238	$2,238	$2,238	$2,238	$0	$0	$0	$0	$0

$65,403	$64,646	$108,715	$47,146	$60,954	$69,371	$39,702	$0	$0	$0	$0	$0

$(88,107)	$56,865	$37,169	(164,673)	$(27,168)	$84,036	$74,746	$0	$0	$0	$0	$0

$50,916	$37,672	$67,489	$72,732	$51,086	$64,810	$54,570	$0	$0	$0	$0	$0

$(139,023)	$19,193	$(30,320)	$(237,405)	$(78,254)	$19,227	$20,176	$0	$0	$0	$0	$0

$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

$(139,023)	$19,193	$(30,320)	$(237,405)	$(78,254)	$19,227	$20,176	$0	$0	$0	$0	$0

Last Year	Last Year	Last Year	Last Year	Last Year	Last Year	Last Year	Last Year	Last Year	Last Year	Last Year	Last Year
Period 1	Period 2	Period 3	Period 4	Period 5	Period 6	Period 7	Period 8	Period 9	Period 10	Period 11	Period 12

$783,718	$902,106	$1,183,294	$625,455	$1,023,586	$1,143,152	$1,081,413	$1,191,163	$1,418,593	$976,920	$968,804	$1,196,261
$639,523	$806,338	$909,235	$574,102	$860,169	$763,200	$907,146	$968,884	$1,239,334	$835,143	$924,927	$929,679

$144,194	$95,769	$274,059	$51,353	$163,417	$379,952	$174,267	$222,279	$179,259	$141,777	$43,877	$266,582

$54,863	$41,759	$76,740	$46,091	$49,604	$53,968	$57,444	$56,478	$56,625	$60,516	$51,933	$53,803
$54,417	$28,469	$22,214	$20,973	$27,202	$22,798	$31,746	$30,477	$41,888	$18,571	$22,674	$24,902

$34,914	$25,541	$175,105	($15,712)	$86,611	$303,186	$85,077	$135,324	$80,746	$62,690	($30,730)	$187,877

$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	($25,281)
$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
($3,273)	($3,086)	($2,336)	($770)	$5,269	($2,204)	($3,401)	$316	($1,164)	$1,053	$310	($11,524)
$38,188	$28,628	$177,441	($14,941)	$81,342	$305,390	$88,479	$135,008	$81,910	$61,637	($31,040)	$224,682

$34,914	$25,541	$175,105	($15,712)	$86,611	$303,186	$85,077	$135,324	$80,746	$62,690	($30,730)	$187,877

$45,563	$44,714	$54,460	$43,623	$41,291	$54,535	$43,637	$44,099	$36,389	$58,839	$56,947	$56,885
$5,000	$2,238	$2,238	$2,238	$2,238	$2,238	$2,238	$2,238	$2,238	$2,238	$2,238	$2,238

$50,563	$46,951	$56,697	$45,861	$43,529	$56,773	$45,874	$46,336	$38,627	$61,077	$59,184	$59,122

($15,648)	($21,410)	$118,408	($61,572)	$43,082	$246,413	$39,203	$88,987	$42,119	$1,613	($89,914)	$128,755

$41,018	$29,191	$53,275	$32,115	$44,614	$52,050	$43,409	$48,289	$60,960	$46,577	$47,849	$52,828

($56,666)	($50,601)	$65,133	($93,687)	($1,532)	$194,364	($4,207)	$40,698	($18,841)	($44,964)	($137,763)	$75,927

$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
$0	$0	$0	$0	$0	$0	$0	$0	$29,000	$0	($29,000)	($14,425)

$0	$0	$0	$0	$0	$0	$0	$0	$29,000	$0	($29,000)	($14,425)

($56,666)	($50,601)	$65,133	($93,687)	($1,532)	$194,364	($4,207)	$40,698	($47,841)	($44,964)	($108,763)	$90,352
-

FEDERAL NET OPERATING	Schedule A
LOSS CARRYFORWARDS

	Fiscal year created
Year available	1999	2000	2001	2002	2003	2004	Total
8/31/2000	$1,271,267	$—	$—	$—	$—	$—	$1,271,267

8/31/2001	1,271,267	958,772	—	—	—	—	2,230,039
8/31/2002	1,271,267	958,772	1,592,105	—	—	—	3,822,144
8/31/2003	1,271,267	958,772	1,592,105	470,984	—	—	4,293,128
8/31/2004	1,271,267	958,772	1,592,105	470,984	27,372	—	4,320,500
8/31/2005	1,271,267	958,772	1,592,105	470,984	27,372	1,041	4,321,541
Amount utilized 8/31/05	(236,850)	—	—	—	—	—	(236,850)
8/31/2006	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2007	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2008	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2009	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2010	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2011	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2012	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2013	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2014	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2015	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2016	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2017	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2018	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2019	1,034,417	958,772	1,592,105	470,984	27,372	1,041	4,084,691
8/31/2020	—	958,772	1,592,105	470,984	27,372	1,041	3,050,274
8/31/2021	—	—	1,592,105	470,984	27,372	1,041	2,091,502
8/31/2022	—	—	—	470,984	27,372	1,041	499,397
8/31/2023	—	—	—	—	27,372	1,041	28,413
8/31/2024	—	—	—	—	—	1,041	1,041

STATE NET OPERATING LOSS CARRYFORWARDS	Schedule B

	Fiscal year created
Year available	1996	1997	1998	1999	2000	2001	2002	2003	2004	Total
8/31/1997	$65,666	$—	$—	$—	$—	$—	$—	$—	$—	$65,666
8/31/1998	65,666	$66,610	—	—	—	—	—	—	—	132,276
8/31/1999	65,666	66,610	$148,846	—	—	—	—	—	—	281,122
8/31/2000	65,666	66,610	148,846	$2,045,931	—	—	—	—	—	2,327,053
8/31/2001	65,666	66,610	148,846	2,045,931	$986,256	—	—	—	—	3,313,309
8/31/2002	65,666	66,610	148,846	2,045,931	986,256	$1,168,626	—	—	—	4,481,935
8/31/2003	65,666	66,610	148,846	2,045,931	986,256	1,168,626	$492,498	—	—	4,974,433
8/31/2004	65,666	66,610	148,846	2,045,931	986,256	1,168,626	492,498	$212,422	—	5,186,855
8/31/2005	65,666	66,610	148,846	2,045,931	986,256	1,168,626	492,498	212,422	$243,003	5,429,858
Amount utilized 8/31/05	(44,610)	—	—	—	—	—	—	—	$—	(44,610)
8/31/2006	21,056	66,610	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,385,248
8/31/2007	21,056	66,610	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,385,248
8/31/2008	21,056	66,610	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,385,248
8/31/2009	21,056	66,610	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,385,248
8/31/2010	21,056	66,610	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,385,248
8/31/2011	21,056	66,610	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,385,248
8/31/2012	—	66,610	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,364,192
8/31/2013	—	—	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,297,582
8/31/2014	—	—	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,297,582
8/31/2015	—	—	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,297,582
8/31/2016	—	—	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,297,582
8/31/2017	—	—	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,297,582
8/31/2018	—	—	148,846	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,297,582
8/31/2019	—	—	—	2,045,931	986,256	1,168,626	492,498	212,422	243,003	5,148,736
8/31/2020	—	—	—	—	986,256	1,168,626	492,498	212,422	243,003	3,102,805
8/31/2021	—	—	—	—	—	1,168,626	492,498	212,422	243,003	2,116,549
8/31/2022	—	—	—	—	—	—	492,498	212,422	243,003	947,923
8/31/2023	—	—	—	—	—	—	—	212,422	243,003	455,425
8/31/2024	—	—	—	—	—	—	—	—	243,003	243,003

Number 02	$25,000.00
GLASSMASTER COMPANY
Subordinated Convertible Debenture
Issued: July 11, 2005
Due: July 11, 2010
     Glassmaster Company, a South Carolina corporation (“Corporation”), for value received, promises to pay to Trust under Will of Charles R. Beall, Jr. (“Holder”) on July 11, 2010 (unless previously paid at the option of the Corporation), the sum of Twenty-five Thousand Dollars
($25,000.00) and to pay interest thereon from the date hereof at the rate of Prime plus two percent (2.0%) per annum, said rate to be adjusted annually on the anniversary date of this Debenture, payable monthly on the last day of the month until the principal amount is paid in full.
     This Debenture is subject to the terms and conditions and is entitled to the benefits herein stated and Holder agrees to all such terms and conditions by the acceptance of this Debenture.
     All payments of interest shall be made by check of the Corporation payable to the holder without presentment of this Debenture or endorsement of such payment. Payment of principal and final payment of interest shall be made only on surrender of this Debenture at the registered office of the Corporation. All checks shall be mailed to the Holder at the address appearing on the books of the Corporation.
     The Corporation may, at its option, redeem this Debenture on thirty (30) days prior notice to Holder, at any time after the expiration of two years from the issue date, at par, together with all unpaid accrued interest to the date of redemption. Payment for such redemption may be made, at the option of the Corporation, in full or in part, in the form of debentures of smaller denomination having terms and maturity otherwise identical to those contained herein.
     The Corporation and each Holder of this Debenture, by acceptance hereof, agree that the payment of the principal and interest on this Debenture is expressly subordinated in right of payment to the payment of the principal of and interest on all existing or future obligations of the Corporation for money borrowed from any bank, trust company, insurance company, or other financial institution, engaged in the business of lending money (“Senior Indebtedness”).

     The Holder is entitled to convert this Debenture into 25,000 fully-paid and nonassessable shares of common stock of the Corporation, $.03 par value, pursuant to the terms and conditions outlined below:
1.	Conversion Price. Subject to the conditions set forth below, the price at which shares may be acquired by conversion of principal of this Debenture is as follows:

A. $1.50 per share after three (3) years

B. $2.00 per share after five (5) years

2.	Terms of Exercise The holder may purchase shares of common stock of the Corporation pursuant to this Debenture at any time after the issuance of this Debenture and until the principal amount of the Debenture has been fully paid.

3.	Exercise Conversion Rights The Holder shall exercise the conversion rights represented herein by (i) delivering written notice of exercise to Corporation at the principal office of the Corporation at least twenty (20) days before the intended date of exercise; (ii) on the intended date of exercise, surrendering this Debenture to the Corporation at the principal office of the Corporation; This conversion right may be exercised by the Holder in whole or in part, but not as to a fractional share of the Corporation’s common stock. In the case of a partial exercise of the purchase rights evidenced by this Debenture, the Corporation shall deliver to the holder a new Debenture in similar form for the amount of the principal not applied to the shares acquired by conversion.

4.	Issuance of Shares The shares of common stock purchased by the Holder pursuant to this Debenture will be deemed to be and will be issued to the Holder as of the close of business on the date on which this Debenture is surrendered to the Corporation.

5.	Reservation of Shares The Corporation covenants that, during the term that this conversion right is exercisable, it will reserve from its authorized and unissued common stock a sufficient number of shares of its common stock to provide for the delivery of such conversion shares.

6.	Shareholders’ Rights This Debenture shall not entitle the Holder to any voting rights or any other rights of a stockholder of the Corporation.

7.	Securities Registration This Debenture has not been registered under the Securities Act of 1933 or the securities laws of any state, including the State of South Carolina. The Holder hereby agrees that neither this Debenture nor any shares acquired by the Holder pursuant to this Debenture will be sold, pledged, hypothecated, encumbered or otherwise transferred without either (i) registration of such shares under applicable federal and state securities laws; or (ii) an opinion of counsel for the Corporation that registration of such shares is not required under applicable federal and state laws. Stock certificates issued as a result of the exercise of this Debenture shall contain a restrictive legend to the effect that shares evidenced by such certificates have not been registered under the Securities Act of 1933 or the securities laws of any state, including the State of South Carolina, and that the shares cannot be sold, pledged, hypothecated, encumbered or otherwise transferred without an opinion of counsel for the Corporation that registration is not required or registration of the shares under applicable state and federal securities laws.
     Upon the occurrence of an Event of Default, as described below, and if such default continues for, or is not cured within thirty (30) days after such default occurs, then the outstanding principal and interest of this Debenture shall immediately, without further action by the Holder, be due and payable, the Corporation waiving notice, demand, or presentment.
     An Event of Default shall occur if the Corporation shall (i) fail to pay interest or principal on this Debenture when due, (ii) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property, (iii) be generally unable to pay its debts as such debts become due, (iv) make a general assignment for the benefit of its creditors, (v) commence a voluntary case under the federal Bankruptcy Code, (vi) file a petition seeking to take advantage of any other law providing for the relief of debtors, (vii) fail to controvert in a timely manner, or acquiesce in writing to any petition filed against it in an involuntary case under such Bankruptcy Code, (viii) take any corporate action for the purpose of effecting any of the foregoing; or if a proceeding or case shall be commenced, without the application of consent of the Corporation, in any court of competent jurisdiction, seeking any of the foregoing or such proceeding or case shall continue undismissed, or unstayed for thirty (30) days, or if an order for relief against the Corporation is entered in an involuntary case under such Bankruptcy Code.
     This Debenture is the obligation of the Corporation only, and no recourse shall be had for payment of principal or interest against any shareholder, officer, or director of the Corporation, either directly or through the Corporation, by virtue of any statutes or by enforcement of any assessment, or otherwise, all such liability of shareholders, directors, and officers, as such, being released by Holder.

     The Corporation may treat the record holder as the owner for all purposes including payment of interest and principal, and no transfer of this Debenture shall be valid for any purpose until such transfer shall have been recorded in the books of the Corporation. This Debenture is one of a duly authorized issue of debentures of the Corporation issued on this date.
     This Debenture is non-transferable, except for legal transfers occurring by will or by the laws of descent and distribution, and is exercisable, during the lifetime of the Holder, only by him.
     If all or any portion of the conversion rights in the Debenture are exercised subsequent to any stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, acquisition of property or stock, separation, reorganization, or other similar change or transaction of or by the Corporation, as a result of which shares of Common Stock shall be changed into the same or different numbers of shares of the same or another class or classes, Holder shall receive for the aggregate price payable upon exercise of the Debenture conversion rights, the aggregate number of shares equal to the number he would have received on the date of exercise had the shares been purchased for the same aggregate price at the date the Debenture was issued, taking into consideration any such stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, acquisition of property or stock, separation, reorganization, or other similar change or transaction; provided, however, that no fractional share shall be required to be issued upon any such exercise, but the aggregate price paid shall be appropriately reduced on account of any fractional share not issued.
     This Debenture shall be construed according to the laws of the State of South Carolina.
     DATED: July 11, 2005

GLASSMASTER COMPANY
Attest:

/s/ Neil A. Mcleod Jr.	By	/s/ Raymond M. Trewhella
Secretary	Its	Chairman & CEO

THIS DEBENTURE AND THE SHARES INTO WHICH IT IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED(THE “ACT”), OR ANY STATE SECURITIES LAWS, INCLUDING SOUTH CAROLINA STATUTES. THE SALE, ASSIGNMENT, PLEDGE OR OTHER TRANSFER OF ALL OR ANY PART OF THIS DEBENTURE IS SUBJECT TO RESTRICTIONS AND PROHIBITIONS CONTAINED IN A SUBSCRIPTION AGREEMENT. IN ADDITION, THE SALE, ASSIGNMENT, PLEDGE, OR OTHER TRANSFER OF ALL OR ANY PART OF THIS DEBENTURE MAY BE SUBJECT TO A STOP TRANSFER ORDER PLACED BY GLASSMASTER COMPANY WITH ITS REGISTRAR AND STOCK TRANSFER AGENT.
THIS DEBENTURE MAY NOT BE SOLD, PLEDGED, OFFERED FOR SALE OR OTHERWISE DISTRIBUTED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR IN THE ABSENCE OF AN OPINION OF COUNSEL SATISFACTORY IN FORM AND SUBSTANCE TO COUNSEL FOR GLASSMASTER COMPANY THAT SUCH TRANSACTION WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS. MOREOVER, IF THE DEBENTURE IS SOLD OR TRANSFERRED WITHIN TWELVE MONTHS FROM THE DATE HEREOF PURSUANT TO A REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, SUCH SALE OR TRANSFER CAN ONLY BE MADE TO RESIDENTS OF THE STATE OF SOUTH CAROLINA.

Number 03	$50,000.00
GLASSMASTER COMPANY
Subordinated Convertible Debenture
Issued: July 13, 2005
Due: July 13, 2010
     Glassmaster Company, a South Carolina corporation (“Corporation”), for value received, promises to pay to James S. Burroughs (“Holder”) on July 13, 2010 (unless previously paid at the option of the Corporation), the sum of Fifty Thousand Dollars ($50,000.00 ) and to pay interest thereon from the date hereof at the rate of Prime plus two percent (2.0%) per annum, said rate to be adjusted annually on the anniversary date of this Debenture, payable monthly on the last day of the month until the principal amount is paid in full.
     This Debenture is subject to the terms and conditions and is entitled to the benefits herein stated and Holder agrees to all such terms and conditions by the acceptance of this Debenture.
     All payments of interest shall be made by check of the Corporation payable to the holder without presentment of this Debenture or endorsement of such payment. Payment of principal and final payment of interest shall be made only on surrender of this Debenture at the registered office of the Corporation. All checks shall be mailed to the Holder at the address appearing on the books of the Corporation.
     The Corporation may, at its option, redeem this Debenture on thirty (30) days prior notice to Holder, at any time after the expiration of two years from the issue date, at par, together with all unpaid accrued interest to the date of redemption. Payment for such redemption may be made, at the option of the Corporation, in full or in part, in the form of debentures of smaller denomination having terms and maturity otherwise identical to those contained herein.
     The Corporation and each Holder of this Debenture, by acceptance hereof, agree that the payment of the principal and interest on this Debenture is expressly subordinated in right of payment to the payment of the principal of and interest on all existing or future obligations of the Corporation for money borrowed from any bank, trust company, insurance company, or other financial institution, engaged in the business of lending money (“Senior Indebtedness”).

     The Holder is entitled to convert this Debenture into 50,000 fully-paid and nonassessable shares of common stock of the Corporation, $.03 par value, pursuant to the terms and conditions outlined below:
1.	Conversion Price. Subject to the conditions set forth below, the price at which shares may be acquired by conversion of principal of this Debenture is as follows:

A. $1.50 per share after three (3) years

B. $2.00 per share after five (5) years

2.	Terms of Exercise The holder may purchase shares of common stock of the Corporation pursuant to this Debenture at any time after the issuance of this Debenture and until the principal amount of the Debenture has been fully paid.

3.	Exercise Conversion Rights The Holder shall exercise the conversion rights represented herein by (i) delivering written notice of exercise to Corporation at the principal office of the Corporation at least twenty (20) days before the intended date of exercise; (ii) on the intended date of exercise, surrendering this Debenture to the Corporation at the principal office of the Corporation; This conversion right may be exercised by the Holder in whole or in part, but not as to a fractional share of the Corporation’s common stock. In the case of a partial exercise of the purchase rights evidenced by this Debenture, the Corporation shall deliver to the holder a new Debenture in similar form for the amount of the principal not applied to the shares acquired by conversion.

4.	Issuance of Shares The shares of common stock purchased by the Holder pursuant to this Debenture will be deemed to be and will be issued to the Holder as of the close of business on the date on which this Debenture is surrendered to the Corporation.

5.	Reservation of Shares The Corporation covenants that, during the term that this conversion right is exercisable, it will reserve from its authorized and unissued common stock a sufficient number of shares of its common stock to provide for the delivery of such conversion shares.

6.	Shareholders’ Rights This Debenture shall not entitle the Holder to any voting rights or any other rights of a stockholder of the Corporation.

7.	Securities Registration This Debenture has not been registered under the Securities Act of 1933 or the securities laws of any state, including the State of South Carolina. The Holder hereby agrees that neither this Debenture nor any shares acquired by the Holder pursuant to this Debenture will be sold, pledged, hypothecated, encumbered or otherwise transferred without either (i) registration of such shares under applicable federal and state securities laws; or (ii) an opinion of counsel for the Corporation that registration of such shares is not required under applicable federal and state laws. Stock certificates issued as a result of the exercise of this Debenture shall contain a restrictive legend to the effect that shares evidenced by such certificates have not been registered under the Securities Act of 1933 or the securities laws of any state, including the State of South Carolina, and that the shares cannot be sold, pledged, hypothecated, encumbered or otherwise transferred without an opinion of counsel for the Corporation that registration is not required or registration of the shares under applicable state and federal securities laws.
     Upon the occurrence of an Event of Default, as described below, and if such default continues for, or is not cured within thirty (30) days after such default occurs, then the outstanding principal and interest of this Debenture shall immediately, without further action by the Holder, be due and payable, the Corporation waiving notice, demand, or presentment.
     An Event of Default shall occur if the Corporation shall (i) fail to pay interest or principal on this Debenture when due, (ii) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property, (iii) be generally unable to pay its debts as such debts become due, (iv) make a general assignment for the benefit of its creditors, (v) commence a voluntary case under the federal Bankruptcy Code, (vi) file a petition seeking to take advantage of any other law providing for the relief of debtors, (vii) fail to controvert in a timely manner, or acquiesce in writing to any petition filed against it in an involuntary case under such Bankruptcy Code, (viii) take any corporate action for the purpose of effecting any of the foregoing; or if a proceeding or case shall be commenced, without the application of consent of the Corporation, in any court of competent jurisdiction, seeking any of the foregoing or such proceeding or case shall continue undismissed, or unstayed for thirty (30) days, or if an order for relief against the Corporation is entered in an involuntary case under such Bankruptcy Code.
     This Debenture is the obligation of the Corporation only, and no recourse shall be had for payment of principal or interest against any shareholder, officer, or director of the Corporation, either directly or through the Corporation, by virtue of any statutes or by enforcement of any assessment, or otherwise, all such liability of shareholders, directors, and officers, as such, being released by Holder.

     The Corporation may treat the record holder as the owner for all purposes including payment of interest and principal, and no transfer of this Debenture shall be valid for any purpose until such transfer shall have been recorded in the books of the Corporation. This Debenture is one of a duly authorized issue of debentures of the Corporation issued on this date.
     This Debenture is non-transferable, except for legal transfers occurring by will or by the laws of descent and distribution, and is exercisable, during the lifetime of the Holder, only by him.
     If all or any portion of the conversion rights in the Debenture are exercised subsequent to any stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, acquisition of property or stock, separation, reorganization, or other similar change or transaction of or by the Corporation, as a result of which shares of Common Stock shall be changed into the same or different numbers of shares of the same or another class or classes, Holder shall receive for the aggregate price payable upon exercise of the Debenture conversion rights, the aggregate number of shares equal to the number he would have received on the date of exercise had the shares been purchased for the same aggregate price at the date the Debenture was issued, taking into consideration any such stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, acquisition of property or stock, separation, reorganization, or other similar change or transaction; provided, however, that no fractional share shall be required to be issued upon any such exercise, but the aggregate price paid shall be appropriately reduced on account of any fractional share not issued.
     This Debenture shall be construed according to the laws of the State of South Carolina.

DATED: July 13, 2005

GLASSMASTER COMPANY
Attest:

/s/ Neil A. Mcleod Jr.	By	/s/ Raymond M. Trewhella

Secretary	Its	Chairman & CEO

THIS DEBENTURE AND THE SHARES INTO WHICH IT IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS, INCLUDING SOUTH CAROLINA STATUTES. THE SALE, ASSIGNMENT, PLEDGE OR OTHER TRANSFER OF ALL OR ANY PART OF THIS DEBENTURE IS SUBJECT TO RESTRICTIONS AND PROHIBITIONS CONTAINED IN A SUBSCRIPTION AGREEMENT. IN ADDITION, THE SALE, ASSIGNMENT, PLEDGE, OR OTHER TRANSFER OF ALL OR ANY PART OF THIS DEBENTURE MAY BE SUBJECT TO A STOP TRANSFER ORDER PLACED BY GLASSMASTER COMPANY WITH ITS REGISTRAR AND STOCK TRANSFER AGENT.
THIS DEBENTURE MAY NOT BE SOLD, PLEDGED, OFFERED FOR SALE OR OTHERWISE DISTRIBUTED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR IN THE ABSENCE OF AN OPINION OF COUNSEL SATISFACTORY IN FORM AND SUBSTANCE TO COUNSEL FOR GLASSMASTER COMPANY THAT SUCH TRANSACTION WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS. MOREOVER, IF THE DEBENTURE IS SOLD OR TRANSFERRED WITHIN TWELVE MONTHS FROM THE DATE HEREOF PURSUANT TO A REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, SUCH SALE OR TRANSFER CAN ONLY BE MADE TO RESIDENTS OF THE STATE OF SOUTH CAROLINA.

Number 04	$30,000.00
GLASSMASTER COMPANY
Subordinated Convertible Debenture
Issued: July 22, 2005
Due: July 22, 2010
     Glassmaster Company, a South Carolina corporation (“Corporation”), for value received, promises to pay to John W. Begg (“Holder”) on July 22, 2010 (unless previously paid at the option of the Corporation), the sum of Thirty Thousand Dollars ($30,000.00) and to pay interest thereon from the date hereof at the rate of Prime plus two percent (2.0%) per annum, said rate to be adjusted annually on the anniversary date of this Debenture, payable monthly on the last day of the month until the principal amount is paid in full.
     This Debenture is subject to the terms and conditions and is entitled to the benefits herein stated and Holder agrees to all such terms and conditions by the acceptance of this Debenture.
     All payments of interest shall be made by check of the Corporation payable to the holder without presentment of this Debenture or endorsement of such payment. Payment of principal and final payment of interest shall be made only on surrender of this Debenture at the registered office of the Corporation. All checks shall be mailed to the Holder at the address appearing on the books of the Corporation.
     The Corporation may, at its option, redeem this Debenture on thirty (30) days prior notice to Holder, at any time after the expiration of two years from the issue date, at par, together with all unpaid accrued interest to the date of redemption. Payment for such redemption may be made, at the option of the Corporation, in full or in part, in the form of debentures of smaller denomination having terms and maturity otherwise identical to those contained herein.
     The Corporation and each Holder of this Debenture, by acceptance hereof, agree that the payment of the principal and interest on this Debenture is expressly subordinated in right of payment to the payment of the principal of and interest on all existing or future obligations of the Corporation for money borrowed from any bank, trust company, insurance company, or other financial institution, engaged in the business of lending money (“Senior Indebtedness”).

     The Holder is entitled to convert this Debenture into 30,000 fully-paid and nonassessable shares of common stock of the Corporation, $.03 par value, pursuant to the terms and conditions outlined below:
1.	Conversion Price. Subject to the conditions set forth below, the price at which shares may be acquired by conversion of principal of this Debenture is as follows:

A. $1.50 per share after three (3) years

B. $2.00 per share after five (5) years

2.	Terms of Exercise The holder may purchase shares of common stock of the Corporation pursuant to this Debenture at any time after the issuance of this Debenture and until the principal amount of the Debenture has been fully paid.

3.	Exercise Conversion Rights The Holder shall exercise the conversion rights represented herein by (i) delivering written notice of exercise to Corporation at the principal office of the Corporation at least twenty (20) days before the intended date of exercise; (ii) on the intended date of exercise, surrendering this Debenture to the Corporation at the principal office of the Corporation; This conversion right may be exercised by the Holder in whole or in part, but not as to a fractional share of the Corporation’s common stock. In the case of a partial exercise of the purchase rights evidenced by this Debenture, the Corporation shall deliver to the holder a new Debenture in similar form for the amount of the principal not applied to the shares acquired by conversion.

4.	Issuance of Shares The shares of common stock purchased by the Holder pursuant to this Debenture will be deemed to be and will be issued to the Holder as of the close of business on the date on which this Debenture is surrendered to the Corporation.

5.	Reservation of Shares The Corporation covenants that, during the term that this conversion right is exercisable, it will reserve from its authorized and unissued common stock a sufficient number of shares of its common stock to provide for the delivery of such conversion shares.

6.	Shareholders’ Rights This Debenture shall not entitle the Holder to any voting rights or any other rights of a stockholder of the Corporation.

7.	Securities Registration This Debenture has not been registered under the Securities Act of 1933 or the securities laws of any state, including the State of South Carolina. The Holder hereby agrees that neither this Debenture nor any shares acquired by the Holder pursuant to this Debenture will be sold, pledged, hypothecated, encumbered or otherwise transferred without either (i) registration of such shares under applicable federal and state securities laws; or (ii) an opinion of counsel for the Corporation that registration of such shares is not required under applicable federal and state laws. Stock certificates issued as a result of the exercise of this Debenture shall contain a restrictive legend to the effect that shares evidenced by such certificates have not been registered under the Securities Act of 1933 or the securities laws of any state, including the State of South Carolina, and that the shares cannot be sold, pledged, hypothecated, encumbered or otherwise transferred without an opinion of counsel for the Corporation that registration is not required or registration of the shares under applicable state and federal securities laws.
     Upon the occurrence of an Event of Default, as described below, and if such default continues for, or is not cured within thirty (30) days after such default occurs, then the outstanding principal and interest of this Debenture shall immediately, without further action by the Holder, be due and payable, the Corporation waiving notice, demand, or presentment.
     An Event of Default shall occur if the Corporation shall (i) fail to pay interest or principal on this Debenture when due, (ii) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property, (iii) be generally unable to pay its debts as such debts become due, (iv) make a general assignment for the benefit of its creditors, (v) commence a voluntary case under the federal Bankruptcy Code, (vi) file a petition seeking to take advantage of any other law providing for the relief of debtors, (vii) fail to controvert in a timely manner, or acquiesce in writing to any petition filed against it in an involuntary case under such Bankruptcy Code, (viii) take any corporate action for the purpose of effecting any of the foregoing; or if a proceeding or case shall be commenced, without the application of consent of the Corporation, in any court of competent jurisdiction, seeking any of the foregoing or such proceeding or case shall continue undismissed, or unstayed for thirty (30) days, or if an order for relief against the Corporation is entered in an involuntary case under such Bankruptcy Code.
     This Debenture is the obligation of the Corporation only, and no recourse shall be had for payment of principal or interest against any shareholder, officer, or director of the Corporation, either directly or through the Corporation, by virtue of any statutes or by enforcement of any assessment, or otherwise, all such liability of shareholders, directors, and officers, as such, being released by Holder.

     The Corporation may treat the record holder as the owner for all purposes including payment of interest and principal, and no transfer of this Debenture shall be valid for any purpose until such transfer shall have been recorded in the books of the Corporation. This Debenture is one of a duly authorized issue of debentures of the Corporation issued on this date.
     This Debenture is non-transferable, except for legal transfers occurring by will or by the laws of descent and distribution, and is exercisable, during the lifetime of the Holder, only by him.
     If all or any portion of the conversion rights in the Debenture are exercised subsequent to any stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, acquisition of property or stock, separation, reorganization, or other similar change or transaction of or by the Corporation, as a result of which shares of Common Stock shall be changed into the same or different numbers of shares of the same or another class or classes, Holder shall receive for the aggregate price payable upon exercise of the Debenture conversion rights, the aggregate number of shares equal to the number he would have received on the date of exercise had the shares been purchased for the same aggregate price at the date the Debenture was issued, taking into consideration any such stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, acquisition of property or stock, separation, reorganization, or other similar change or transaction; provided, however, that no fractional share shall be required to be issued upon any such exercise, but the aggregate price paid shall be appropriately reduced on account of any fractional share not issued.
     This Debenture shall be construed according to the laws of the State of South Carolina.
     DATED: July 22, 2005

GLASSMASTER COMPANY
Attest:

/s/ Neil A. Mcleod Jr.	By	/s/ Raymond M. Trewhella

Secretary	Its	Chairman & C.E.O.

THIS DEBENTURE AND THE SHARES INTO WHICH IT IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED(THE “ACT”), OR ANY STATE SECURITIES LAWS, INCLUDING SOUTH CAROLINA STATUTES. THE SALE, ASSIGNMENT, PLEDGE OR OTHER TRANSFER OF ALL OR ANY PART OF THIS DEBENTURE IS SUBJECT TO RESTRICTIONS AND PROHIBITIONS CONTAINED IN A SUBSCRIPTION AGREEMENT. IN ADDITION, THE SALE, ASSIGNMENT, PLEDGE, OR OTHER TRANSFER OF ALL OR ANY PART OF THIS DEBENTURE MAY BE SUBJECT TO A STOP TRANSFER ORDER PLACED BY GLASSMASTER COMPANY WITH ITS REGISTRAR AND STOCK TRANSFER AGENT.
THIS DEBENTURE MAY NOT BE SOLD, PLEDGED, OFFERED FOR SALE OR OTHERWISE DISTRIBUTED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR IN THE ABSENCE OF AN OPINION OF COUNSEL SATISFACTORY IN FORM AND SUBSTANCE TO COUNSEL FOR GLASSMASTER COMPANY THAT SUCH TRANSACTION WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS. MOREOVER, IF THE DEBENTURE IS SOLD OR TRANSFERRED WITHIN TWELVE MONTHS FROM THE DATE HEREOF PURSUANT TO A REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, SUCH SALE OR TRANSFER CAN ONLY BE MADE TO RESIDENTS OF THE STATE OF SOUTH CAROLINA.

Number 05	$100,000.00
GLASSMASTER COMPANY
Subordinated Convertible Debenture

Issued: August 26, 2005
Due: August 26, 2010
     Glassmaster Company, a South Carolina corporation (“Corporation”), for value received, promises to pay to John F. or Virginia Husong (“Holder”) on August 26, 2010 (unless previously paid at the option of the Corporation), the sum of One hundred Thousand Dollars ($100,000.00) and to pay interest thereon from the date hereof at the rate of Prime plus two percent (2.0%) per annum, said rate to be adjusted annually on the anniversary date of this Debenture, payable monthly on the last day of the month until the principal amount is paid in full.
     This Debenture is subject to the terms and conditions and is entitled to the benefits herein stated and Holder agrees to all such terms and conditions by the acceptance of this Debenture.
     All payments of interest shall be made by check of the Corporation payable to the holder without presentment of this Debenture or endorsement of such payment. Payment of principal and final payment of interest shall be made only on surrender of this Debenture at the registered office of the Corporation. All checks shall be mailed to the Holder at the address appearing on the books of the Corporation.
     The Corporation may, at its option, redeem this Debenture on thirty (30) days prior notice to Holder, at any time after the expiration of two years from the issue date, at par, together with all unpaid accrued interest to the date of redemption. Payment for such redemption may be made, at the option of the Corporation, in full or in part, in the form of debentures of smaller denomination having terms and maturity otherwise identical to those contained herein.
     The Corporation and each Holder of this Debenture, by acceptance hereof, agree that the payment of the principal and interest on this Debenture is expressly subordinated in right of payment to the payment of the principal of and interest on all existing or future obligations of the Corporation for money borrowed from any bank, trust company, insurance company, or other financial institution, engaged in the business of lending money (“Senior Indebtedness”).

     The Holder is entitled to convert this Debenture into 100,000 fully-paid and nonassessable shares of common stock of the Corporation, $.03 par value, pursuant to the terms and conditions outlined below:
1.	Conversion Price. Subject to the conditions set forth below, the price at which shares may be acquired by conversion of principal of this Debenture is as follows:
A.	$1.50 per share after three (3) years

B.	$2.00 per share after five (5) years
2.	Terms of Exercise The holder may purchase shares of common stock of the Corporation pursuant to this Debenture at any time after the issuance of this Debenture and until the principal amount of the Debenture has been fully paid.

3.	Exercise Conversion Rights The Holder shall exercise the conversion rights represented herein by (i) delivering written notice of exercise to Corporation at the principal office of the Corporation at least twenty (20) days before the intended date of exercise; (ii) on the intended date of exercise, surrendering this Debenture to the Corporation at the principal office of the Corporation; This conversion right may be exercised by the Holder in whole or in part, but not as to a fractional share of the Corporation’s common stock. In the case of a partial exercise of the purchase rights evidenced by this Debenture, the Corporation shall deliver to the holder a new Debenture in similar form for the amount of the principal not applied to the shares acquired by conversion.

4.	Issuance of Shares The shares of common stock purchased by the Holder pursuant to this Debenture will be deemed to be and will be issued to the Holder as of the close of business on the date on which this Debenture is surrendered to the Corporation.

5.	Reservation of Shares The Corporation covenants that, during the term that this conversion right is exercisable, it will reserve from its authorized and unissued common stock a sufficient number of shares of its common stock to provide for the delivery of such conversion shares.

6.	Shareholders’ Rights This Debenture shall not entitle the Holder to any voting rights or any other rights of a stockholder of the Corporation.

7.	Securities Registration This Debenture has not been registered under the Securities Act of 1933 or the securities laws of any state, including the State of South Carolina. The Holder hereby agrees that neither this Debenture nor any shares acquired by the Holder pursuant to this Debenture will be sold, pledged, hypothecated, encumbered or otherwise transferred without either (i) registration of such shares under applicable federal and state securities laws; or (ii) an opinion of counsel for the Corporation that registration of such shares is not required under applicable federal and state laws. Stock certificates issued as a result of the exercise of this Debenture shall contain a restrictive legend to the effect that shares evidenced by such certificates have not been registered under the Securities Act of 1933 or the securities laws of any state, including the State of South Carolina, and that the shares cannot be sold, pledged, hypothecated, encumbered or otherwise transferred without an opinion of counsel for the Corporation that registration is not required or registration of the shares under applicable state and federal securities laws.
     Upon the occurrence of an Event of Default, as described below, and if such default continues for, or is not cured within thirty (30) days after such default occurs, then the outstanding principal and interest of this Debenture shall immediately, without further action by the Holder, be due and payable, the Corporation waiving notice, demand, or presentment.
     An Event of Default shall occur if the Corporation shall (i) fail to pay interest or principal on this Debenture when due, (ii) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property, (iii) be generally unable to pay its debts as such debts become due, (iv) make a general assignment for the benefit of its creditors, (v) commence a voluntary case under the federal Bankruptcy Code, (vi) file a petition seeking to take advantage of any other law providing for the relief of debtors, (vii) fail to controvert in a timely manner, or acquiesce in writing to any petition filed against it in an involuntary case under such Bankruptcy Code, (viii) take any corporate action for the purpose of effecting any of the foregoing; or if a proceeding or case shall be commenced, without the application of consent of the Corporation, in any court of competent jurisdiction, seeking any of the foregoing or such proceeding or case shall continue undismissed, or unstayed for thirty (30) days, or if an order for relief against the Corporation is entered in an involuntary case under such Bankruptcy Code.
     This Debenture is the obligation of the Corporation only, and no recourse shall be had for payment of principal or interest against any shareholder, officer, or director of the Corporation, either directly or through the Corporation, by virtue of any statutes or by enforcement of any assessment, or otherwise, all such liability of shareholders, directors, and officers, as such, being released by Holder.

     The Corporation may treat the record holder as the owner for all purposes including payment of interest and principal, and no transfer of this Debenture shall be valid for any purpose until such transfer shall have been recorded in the books of the Corporation. This Debenture is one of a duly authorized issue of debentures of the Corporation issued on this date.
     This Debenture is non-transferable, except for legal transfers occurring by will or by the laws of descent and distribution, and is exercisable, during the lifetime of the Holder, only by him.
     If all or any portion of the conversion rights in the Debenture are exercised subsequent to any stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, acquisition of property or stock, separation, reorganization, or other similar change or transaction of or by the Corporation, as a result of which shares of Common Stock shall be changed into the same or different numbers of shares of the same or another class or classes, Holder shall receipt for the aggregate price payable upon exercise of the Debenture conversion rights, the aggregate number of shares equal to the number he would have received on the date of exercise had the shares been purchased for the same aggregate price at the date the Debenture was issued, taking into consideration any such stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, acquisition of property or stock, separation, reorganization, or other similar change or transaction; provided, however, that no fractional share shall be required to be issued upon any such exercise, but the aggregate price paid shall be appropriately reduced on account of any fractional share not issued.
     This Debenture shall be construed according to the laws of the State of South Carolina.
     DATED: August 26, 2005

GLASSMASTER COMPANY
Attest:

/s/ Neil A. McLeod Jr.	By	/s/ Raymond M. Trewhella

Secretary	Its	Chairman & CEO

THIS DEBENTURE AND THE SHARES INTO WHICH IT IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED(THE “ACT”), OR ANY STATE SECURITIES LAWS, INCLUDING SOUTH CAROLINA STATUTES. THE SALE, ASSIGNMENT, PLEDGE OR OTHER TRANSFER OF ALL OR ANY PART OF THIS DEBENTURE IS SUBJECT TO RESTRICTIONS AND PROHIBITIONS CONTAINED IN A SUBSCRIPTION AGREEMENT. IN ADDITION, THE SALE, ASSIGNMENT, PLEDGE, OR OTHER TRANSFER OF ALL OR ANY PART OF THIS DEBENTURE MAY BE SUBJECT TO A STOP TRANSFER ORDER PLACED BY GLASSMASTER COMPANY WITH ITS REGISTRAR AND STOCK TRANSFER AGENT.
THIS DEBENTURE MAY NOT BE SOLD, PLEDGED, OFFERED FOR SALE OR OTHERWISE DISTRIBUTED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR IN THE ABSENCE OF AN OPINION OF COUNSEL SATISFACTORY IN FORM AND SUBSTANCE TO COUNSEL FOR GLASSMASTER COMPANY THAT SUCH TRANSACTION WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS. MOREOVER, IF THE DEBENTURE IS SOLD OR TRANSFERRED WITHIN TWELVE MONTHS FROM THE DATE HEREOF PURSUANT TO A REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, SUCH SALE OR TRANSFER CAN ONLY BE MADE TO RESIDENTS OF THE STATE OF SOUTH CAROLINA.

Number 06	$25,000.00
GLASSMASTER COMPANY
Subordinated Convertible Debenture
Issued: August 31, 2005
Due: August 31, 2010
     Glassmaster Company, a South Carolina corporation (“Corporation”), for value received, promises to pay to Richard E. and Karen R. Trewhella (“Holder”) on August 31, 2010 (unless previously paid at the option of the Corporation), the sum of Twenty-Five Thousand Dollars ($25,000.00) and to pay interest thereon from the date hereof at the rate of Prime plus two percent (2.0%) per annum, said rate to be adjusted annually on the anniversary date of this Debenture, payable monthly on the last day of the month until the principal amount is paid in full.
     This Debenture is subject to the terms and conditions and is entitled to the benefits herein stated and Holder agrees to all such terms and conditions by the acceptance of this Debenture.
     All payments of interest shall be made by check of the Corporation payable to the holder without presentment of this Debenture or endorsement of such payment. Payment of principal and final payment of interest shall be made only on surrender of this Debenture at the registered office of the Corporation. All checks shall be mailed to the Holder at the address appearing on the books of the Corporation.
     The Corporation may, at its option, redeem this Debenture on thirty (30) days prior notice to Holder, at any time after the expiration of two years from the issue date, at par, together with all unpaid accrued interest to the date of redemption. Payment for such redemption may be made, at the option of the Corporation, in full or in part, in the form of debentures of smaller denomination having terms and maturity otherwise identical to those contained herein.
     The Corporation and each Holder of this Debenture, by acceptance hereof, agree that the payment of the principal and interest on this Debenture is expressly subordinated in right of payment to the payment of the principal of and interest on all existing or future obligations of the Corporation for money borrowed from any bank, trust company, insurance company, or other financial institution, engaged in the business of lending money (“Senior Indebtedness”).

     The Holder is entitled to convert this Debenture into 25,000 fully-paid and nonassessable shares of common stock of the Corporation, $.03 par value, pursuant to the terms and conditions outlined below:
1.	Conversion Price. Subject to the conditions set forth below, the price at which shares may be acquired by conversion of principal of this Debenture is as follows:

A. $1.50 per share after three (3) years

B. $2.00 per share after five (5) years

2.	Terms of Exercise The holder may purchase shares of common stock of the Corporation pursuant to this Debenture at any time after the issuance of this Debenture and until the principal amount of the Debenture has been fully paid.

3.	Exercise Conversion Rights The Holder shall exercise the conversion rights represented herein by (i) delivering written notice of exercise to Corporation at the principal office of the Corporation at least twenty (20) days before the intended date of exercise; (ii) on the intended date of exercise, surrendering this Debenture to the Corporation at the principal office of the Corporation; This conversion right may be exercised by the Holder in whole or in part, but not as to a fractional share of the Corporation’s common stock. In the case of a partial exercise of the purchase rights evidenced by this Debenture, the Corporation shall deliver to the holder a new Debenture in similar form for the amount of the principal not applied to the shares acquired by conversion.

4.	Issuance of Shares The shares of common stock purchased by the Holder pursuant to this Debenture will be deemed to be and will be issued to the Holder as of the close of business on the date on which this Debenture is surrendered to the Corporation.

5.	Reservation of Shares The Corporation covenants that, during the term that this conversion right is exercisable, it will reserve from its authorized and unissued common stock a sufficient number of shares of its common stock to provide for the delivery of such conversion shares.

6.	Shareholders’ Rights This Debenture shall not entitle the Holder to any voting rights or any other rights of a stockholder of the Corporation.

7.	Securities Registration This Debenture has not been registered under the Securities Act of 1933 or the securities laws of any state, including the State of South Carolina. The Holder hereby agrees that neither this Debenture nor any shares acquired by the Holder pursuant to this Debenture will be sold, pledged, hypothecated, encumbered or otherwise transferred without either (i) registration of such shares under applicable federal and state securities laws; or (ii) an opinion of counsel for the Corporation that registration of such shares is not required under applicable federal and state laws. Stock certificates issued as a result of the exercise of this Debenture shall contain a restrictive legend to the effect that shares evidenced by such certificates have not been registered under the Securities Act of 1933 or the securities laws of any state, including the State of South Carolina, and that the shares cannot be sold, pledged, hypothecated, encumbered or otherwise transferred without an opinion of counsel for the Corporation that registration is not required or registration of the shares under applicable state and federal securities laws.
     Upon the occurrence of an Event of Default as described below, and if such default continues for, or is not cured within thirty (30) days after such default occurs, then the outstanding principal and interest of this Debenture shall immediately, without further action by the Holder, be due and payable, the Corporation waiving notice, demand, or presentment.
     An Event of Default shall occur if the Corporation shall (i) fail to pay interest or principal on this Debenture when due, (ii) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property, (iii) be generally unable to pay its debts as such debts become due, (iv) make a general assignment for the benefit of its creditors, (v) commence a voluntary case under the federal Bankruptcy Code, (vi) file a petition seeking to take advantage of any other law providing for the relief of debtors, (vii) fail to controvert in a timely manner, or acquiesce in writing to any petition filed against it in an involuntary case under such Bankruptcy Code, (viii) take any corporate action for the purpose of effecting any of the foregoing; or if a proceeding or case shall be commenced, without the application of consent of the Corporation, in any court of competent jurisdiction, seeking any of the foregoing or such proceeding or case shall continue undismissed, or unstayed for thirty (30) days, or if an order for relief against the Corporation is entered in an involuntary case under such Bankruptcy Code.
     This Debenture is the obligation of the Corporation only, and no recourse shall be had for payment of principal or interest against any shareholder, officer, or director of the Corporation, either directly or through the Corporation, by virtue of any statutes or by enforcement of any assessment, or otherwise, all such liability of shareholders, directors, and officers, as such, being released by Holder.

     The Corporation may treat the record holder as the owner for all purposes including payment of interest and principal, and no transfer of this Debenture shall be valid for any purpose until such transfer shall have been recorded in the books of the Corporation. This Debenture is one of a duly authorized issue of debentures of the Corporation issued on this date.
     This Debenture is non-transferable, except for legal transfers occurring by will or by the laws of descent and distribution, and is exercisable, during the lifetime of the Holder, only by him.
     If all or any portion of the conversion rights in the Debenture are exercised subsequent to any stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, acquisition of property or stock, separation, reorganization, or other similar change or transaction of or by the Corporation, as a result of which shares of Common Stock shall be changed into the same or different numbers of shares of the same or another class or classes, Holder shall receive for the aggregate price payable upon exercise of the Debenture conversion rights, the aggregate number of shares equal to the number he would have received on the date of exercise had the shares been purchased for the same aggregate price at the date the Debenture was issued, taking into consideration any such stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, acquisition of property or stock, separation, reorganization, or other similar change or transaction; provided, however, that no fractional share shall be required to be issued upon any such exercise, but the aggregate price paid shall be appropriately reduced on account of any fractional share not issued.
     This Debenture shall be construed according to the laws of the State of South Carolina.

DATED: August 31, 2005

GLASSMASTER COMPANY
Attest:

/s/ Neil A. Mcleod Jr.	By	/s/ Raymond M. Trewhella

Secretary	Its	Chairman & CEO

THIS DEBENTURE AND THE SHARES INTO WHICH IT IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED(THE “ACT”), OR ANY STATE SECURITIES LAWS, INCLUDING SOUTH CAROLINA STATUTES. THE SALE, ASSIGNMENT, PLEDGE OR OTHER TRANSFER OF ALL OR ANY PART OF THIS DEBENTURE IS SUBJECT TO RESTRICTIONS AND PROHIBITIONS CONTAINED IN A SUBSCRIPTION AGREEMENT. IN ADDITION, THE SALE, ASSIGNMENT, PLEDGE, OR OTHER TRANSFER OF ALL OR ANY PART OF THIS DEBENTURE MAY BE SUBJECT TO A STOP TRANSFER ORDER PLACED BY GLASSMASTER COMPANY WITH ITS REGISTRAR AND STOCK TRANSFER AGENT.
THIS DEBENTURE MAY NOT BE SOLD, PLEDGED, OFFERED FOR SALE OR OTHERWISE DISTRIBUTED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR IN THE ABSENCE OF AN OPINION OF COUNSEL SATISFACTORY IN FORM AND SUBSTANCE TO COUNSEL FOR GLASSMASTER COMPANY THAT SUCH TRANSACTION WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS. MOREOVER, IF THE DEBENTURE IS SOLD OR TRANSFERRED WITHIN TWELVE MONTHS FROM THE DATE HEREOF PURSUANT TO A REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, SUCH SALE OR TRANSFER CAN ONLY BE MADE TO RESIDENTS OF THE STATE OF SOUTH CAROLINA.

Number 01	$200,000.00
GLASSMASTER COMPANY
Subordinated Convertible Debenture

Issued: May 27, 2005
Due: May 27, 2010
     Glassmaster Company, a South Carolina corporation (“Corporation”), for value received, promises to pay to Kathryn B. Trewhella (“Holder”) on May 27th, 2010 (unless previously paid at the option of the Corporation), the sum of Two-hundred Thousand Dollars($200,000.00) and to pay interest thereon from the date hereof at the rate of Prime plus two percent ( 2.0%) per annum, said rate to be adjusted annually on the anniversary date of this Debenture, payable monthly on the last day of the month until the principal amount is paid in full.
     This Debenture is subject to the terms and conditions and is entitled to the benefits herein stated and Holder agrees to all such terms and conditions by the acceptance of this Debenture.
     All payments of interest shall be made by check of the Corporation payable to the holder without presentment of this Debenture or endorsement of such payment. Payment of principal and final payment of interest shall be made only on surrender of this Debenture at the registered office of the Corporation. All checks shall be mailed to the Holder at the address appearing on the books of the Corporation.
     The Corporation may, at its option, redeem this Debenture on thirty (30) days prior notice to Holder, at any time after the expiration of two years from the issue date, at par, together with all unpaid accrued interest to the date of redemption. Payment for such redemption may be made, at the option of the Corporation, in full or in part, in the form of debentures of smaller denomination having terms and maturity otherwise identical to those contained herein.
     The Corporation and each Holder of this Debenture, by acceptance hereof, agree that the payment of the principal and interest on this Debenture is expressly subordinated in right of payment to the payment of the principal of and interest on all existing or future obligations of the Corporation for money borrowed from any bank, trust company, insurance company, or other financial institution, engaged in the business of lending money (“Senior Indebtedness”).

     The Holder is entitled to convert this Debenture into 200,000 fully-paid and nonassessable shares of common stock of the Corporation, $.03 par value, pursuant to the terms and conditions outlined below:
1.	Conversion Price. Subject to the conditions set forth below, the price at which shares may be acquired by conversion of principal of this Debenture is as follows:
A. $1.50 per share after three (3) years
B. $2.00 per share after five (5) years
2.	Terms of Exercise The holder may purchase shares of common stock of the Corporation pursuant to this Debenture at any time after the issuance of this Debenture and until the principal amount of the Debenture has been fully paid.

3.	Exercise Conversion Rights The Holder shall exercise the conversion rights represented herein by (i) delivering written notice of exercise to Corporation at the principal office of the Corporation at least twenty (20) days before the intended date of exercise; (ii) on the intended date of exercise, surrendering this Debenture to the Corporation at the principal office of the Corporation; This conversion right may be exercised by the Holder in whole or in part, but not as to a fractional share of the Corporation’s common stock. In the case of a partial exercise of the purchase rights evidenced by this Debenture, the Corporation shall deliver to the holder a new Debenture in similar form for the amount of the principal not applied to the shares acquired by conversion.

4.	Issuance of Shares The shares of common stock purchased by the Holder pursuant to this Debenture will be deemed to be and will be issued to the Holder as of the close of business on the date on which this Debenture is surrendered to the Corporation.

5.	Reservation of Shares The Corporation covenants that, during the term that this conversion right is exercisable, it will reserve from its authorized and unissued common stock a sufficient number of shares of its common stock to provide for the delivery of such conversion shares.

6.	Shareholders’ Rights This Debenture shall not entitle the Holder to any voting rights or any other rights of a stockholder of the Corporation.

7.	Securities Registration This Debenture has not been registered under the Securities Act of 1933 or the securities laws of any state, including the State of South Carolina. The Holder hereby agrees that neither this Debenture nor any shares acquired by the Holder pursuant to this Debenture will be sold, pledged, hypothecated, encumbered or otherwise transferred without either (i) registration of such shares under applicable federal and state securities laws; or (ii) an opinion of counsel for the Corporation that registration of such shares is not required under applicable federal and state laws. Stock certificates issued as a result of the exercise of this Debenture shall contain a restrictive legend to the effect that shares evidenced by such certificates have not been registered under the Securities Act of 1933 or the securities laws of any state, including the State of South Carolina, and that the shares cannot be sold, pledged, hypothecated, encumbered or otherwise transferred without an opinion of counsel for the Corporation that registration is not required or registration of the shares under applicable state and federal securities laws.
     Upon the occurrence of an Event of Default, as described below, and if such default continues for, or is not cured within thirty (30) days after such default occurs, then the outstanding principal and interest of this Debenture shall immediately, without further action by the Holder, be due and payable, the Corporation waiving notice, demand, or presentment.
     An Event of Default shall occur if the Corporation shall (i) fail to pay interest or principal on this Debenture when due, (ii) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property, (iii) be generally unable to pay its debts as such debts become due, (iv) make a general assignment for the benefit of its creditors, (v) commence a voluntary case under the federal Bankruptcy Code, (vi) file a petition seeking to take advantage of any other law providing for the relief of debtors, (vii) fail to controvert in a timely manner, or acquiesce in writing to any petition filed against it in an involuntary case under such Bankruptcy Code, (viii) take any corporate action for the purpose of effecting any of the foregoing; or if a proceeding or case shall be commenced, without the application of consent of the Corporation, in any court of competent jurisdiction, seeking any of the foregoing or such proceeding or case shall continue undismissed, or unstayed for thirty (30) days, or if an order for relief against the Corporation is entered in an involuntary case under such Bankruptcy Code.
     This Debenture is the obligation of the Corporation only, and no recourse shall be had for payment of principal or interest against any shareholder, officer, or director of the Corporation, either directly or through the Corporation, by virtue of any statutes or by enforcement of any assessment, or otherwise, all such liability of shareholders, directors, and officers, as such, being released by Holder.

     The Corporation may treat the record holder as the owner for all purposes including payment of interest and principal, and no transfer of this Debenture shall be valid for any purpose until such transfer shall have been recorded in the books of the Corporation. This Debenture is one of a duly authorized issue of debentures of the Corporation issued on this date.
     This Debenture is non-transferable, except for legal transfers occurring by will or by the laws of descent and distribution, and is exercisable, during the lifetime of the Holder, only by him.
     If all or any portion of the conversion rights in the Debenture are exercised subsequent to any stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, acquisition of property or stock, separation, reorganization, or other similar change or transaction of or by the Corporation, as a result of which shares of Common Stock shall be changed into the same or different numbers of shares of the same or another class or classes, Holder shall receive for the aggregate price payable upon exercise of the Debenture conversion rights, the aggregate number of shares equal to the number he would have received on the date of exercise had the shares been purchased for the same aggregate price at the date the Debenture was issued, taking into consideration any such stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, acquisition of property or stock, separation, reorganization, or other similar change or transaction; provided, however, that no fractional share shall be required to be issued upon any such exercise, but the aggregate price paid shall be appropriately reduced on account of any fractional share not issued.
     This Debenture shall be construed according to the laws of the State of South Carolina.
     DATED: May 27, 2005

GLASSMASTER COMPANY
Attest:

/s/ Neil A. Mcleod Jr.	By	/s/ Raymond M. Trewhella

Secretary	Its	Chairman

THIS DEBENTURE AND THE SHARES INTO WHICH IT IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS, INCLUDING SOUTH CAROLINA STATUTES. THE SALE, ASSIGNMENT, PLEDGE OR OTHER TRANSFER OF ALL OR ANY PART OF THIS DEBENTURE IS SUBJECT TO RESTRICTIONS AND PROHIBITIONS CONTAINED IN A SUBSCRIPTION AGREEMENT. IN ADDITION, THE SALE, ASSIGNMENT, PLEDGE, OR OTHER TRANSFER OF ALL OR ANY PART OF THIS DEBENTURE MAY BE SUBJECT TO A STOP TRANSFER ORDER PLACED BY GLASSMASTER COMPANY WITH ITS REGISTRAR AND STOCK TRANSFER AGENT.
THIS DEBENTURE MAY NOT BE SOLD, PLEDGED, OFFERED FOR SALE OR OTHERWISE DISTRIBUTED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR IN THE ABSENCE OF AN OPINION OF COUNSEL SATISFACTORY IN FORM AND SUBSTANCE TO COUNSEL FOR GLASSMASTER COMPANY THAT SUCH TRANSACTION WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS. MOREOVER, IF THE DEBENTURE IS SOLD OR TRANSFERRED WITHIN TWELVE MONTHS FROM THE DATE HEREOF PURSUANT TO A REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, SUCH SALE OR TRANSFER CAN ONLY BE MADE TO RESIDENTS OF THE STATE OF SOUTH CAROLINA.